UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 26, 2017

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated October 25, 2017, announcing Turkcell’s Third Quarter 2017 results and Q3 2017 IFRS Report.

TURKCELL ILETISIM HIZMETLERI

THIRD QUARTER 2017 RESULTS

"DIGITAL SERVICES LED TO ANOTHER SET OF RECORD RESULTS"

1

Third Quarter 2017 Results

Contents

HIGHLIGHTS
COMMENTS BY KAAN TERZIOGLU, CEO	4

FINANCIAL AND OPERATIONAL REVIEW
FINANCIAL REVIEW OF TURKCELL GROUP	6
OPERATIONAL REVIEW OF TURKCELL TURKEY	9

TURKCELL INTERNATIONAL
lifecell	10
BeST	11
Kuzey Kıbrıs Turkcell	11
FINTUR	11
TURKCELL GROUP SUBSCRIBERS	12

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT	12

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS	13

Appendix A – Tables	15

•
Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S. (the “Company”, or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”), unless otherwise stated.

•	We have three reporting segments:

o
“Turkcell Turkey” which comprises all of our telecom related businesses in Turkey (as used in our previous releases, this term covered only the mobile businesses). All non-financial data presented in this press release is unconsolidated and comprises Turkcell Turkey only figures, unless otherwise stated. The terms “we”, “us”, and “our” in this press release refer only to Turkcell Turkey, except in discussions of financial data, where such terms refer to the Group, and except where context otherwise requires.

o	“Turkcell International” which comprises all of our telecom related businesses outside of Turkey.

o	“Other subsidiaries” which is mainly comprised of our information and entertainment services, call center business revenues, financial services revenues and inter-business eliminations.

•
In this press release, a year-on-year comparison of our key indicators is provided and figures in parentheses following the operational and financial results for September 30, 2017 refer to the same item as at September 30, 2016. For further details, please refer to our consolidated financial statements and notes as at and for September 30, 2017, which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

•	Selected financial information presented in this press release for the third quarter and nine months 2016 and 2017 is based on IFRS figures in TRY terms unless otherwise stated.

•
In accordance with our strategic approach and IFRS requirements, Fintur is classified as ‘held for sale’ and reported as discontinued operations as of October 2016. Certain operating data that we previously presented with Fintur included has been restated without Fintur.

•	In the tables used in this press release totals may not foot due to rounding differences. The same applies to the calculations in the text.

•	Year-on-year and quarter-on-quarter percentage comparisons appearing in this press release reflect mathematical calculation.

2

Third Quarter 2017 Results

THIRD QUARTER HIGHLIGHTS

•	Solid operational performance maintained

-	Data usage of 4.5G users at 6.0GB in Q317 representing 40% year-on-year growth

-	Total subscriber base at 37.2 million in Turkey expanding 7% year-on-year

-	Mobile ARPU[1] at TRY32.8 registering 11.2% rise year-on-year

-	Mobile multiplay customer share at 50.4%[2] on 22pp year-on-year growth, while multiplay with TV customers on the fixed side at 42.3%[3]

-	The Lifecell brand launched in Turkey, with the goal of fully meeting our customers’ communication and digital needs through mobile data and the digital platform

•	Group revenues and EBITDA[4] up 25.7% and 34.1%, respectively leading to 2.2pp improvement in EBITDA margin to 35.5%, the highest quarterly print since 2009

•	Turkcell Turkey revenues up 23.5% with EBITDA margin of 36.1%; including consumer finance company, Turkcell Turkey revenues up 26.1% with EBITDA margin of 36.2%

-	Data and digital services revenues up 37.0%

•	Turkcell International revenues up 22.7% with EBITDA margin of 26.9%

•	Other subsidiaries’ revenues, comprising information and entertainment services, call center services and financial services revenues, up 74.9% with increased consumer finance company contribution

•	Group net income virtually quadrupled year-on-year to TRY601 million, mainly on strong operational performance

•	Second asset-backed security issuance completed with TRY100 million of consumer finance company receivables securitized in August

•	Full year guidance maintained; revenue growth targeted at 21%-23%, EBITDA margin targeted at 33% - 35% and operational capex[5] to sales ratio at 19%-20%[6]

FINANCIAL HIGHLIGHTS
TRY million	Q316	Q317	y/y %	9M16	9M17	y/y %
Revenue	3,658	4,597	25.7%	10,242	12,966	26.6%
Turkcell Turkey	3,276	4,044	23.5%	9,211	11,410	23.9%
EBITDA[2]	1,218	1,632	34.1%	3,248	4,489	38.2%
Turkcell Turkey	1,095	1,461	33.4%	2,934	4,028	37.3%
EBITDA Margin	33.3%	35.5%	2.2pp	31.7%	34.6%	2.9pp
Net Income	163	601	269.4%	1,141	1,763	54.5%

(1) Excluding M2M
(2) Share among mobile voice users excluding subscribers who have not used their lines in the last 3 months
(3) Multiplay customers with TV: Internet + TV users & internet + TV + voice users
(4) EBITDA is a non-GAAP financial measure. See page 13 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.
(5) Excluding license fee
(6) Please note that this paragraph contains forward looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2016 filed with U.S. Securities and Exchange Commission, and in particular, the risk factor section therein.
For further details, please refer to our consolidated financial statements and notes as at and for September 30, 2017 which can be accessed via our web site in the investor relations section (www.turkcell.com.tr).
3

Third Quarter 2017 Results

COMMENTS BY KAAN TERZIOGLU, CEO
We’ve grown full throttle on our journey as a digital operator
Last quarter, we announced that Turkcell is now a “digital operator,” and communicated details of our digital services that play an ever increasing role in our customers’ lives. In the third quarter, Turkcell reached further milestones on its digital journey, while reinforcing its operational and financial results. Our digital services, which we continuously enhance with new features, are now used by one out of every two of our subscribers. We also launched Lifecell offers in Turkey whereby digital services and mobile data fully meet our subscribers’ communication needs. These offers are exclusively structured around mobile data. Customers’ appreciation of our added value has contributed to a subscriber base expansion for five consecutive quarters, along with strong financial results.
Growth of over 20% for four consecutive quarters
In the third quarter, Turkcell Group recorded 25.7% revenue growth with an EBITDA margin of 35.5%. Group net income virtually quadrupled year-on-year to TRY601 million.
In the first nine months of the year, Turkcell Group revenues rose 26.6% to TRY13.0 billion, while EBITDA1 increased 38.2% to TRY4.5 billion on a 34.6% EBITDA margin. Thereby, we registered all-time-high revenue and EBITDA in the first nine months. With these results, which are in line with our plans, we reiterate our 2017 full year guidance; revenue growth targeted at 21%-23%, EBITDA margin targeted at 33%-35% and an operational capex2 to sales ratio targeted at 19%-20%3.
New digital brand exclusively delivered through mobile data
As the pioneer operator in digital services, we marked another first in Turkey in the quarter. We launched our Lifecell brand and accompanying plans in Turkey in September, having originally introduced it in the Turkish Republic of Northern Cyprus. Accordingly, we have begun to offer plans that fully meet our customers’ communication needs, including calls and messaging, entirely through mobile internet and the digital platform. Lifecell plan subscribers can conduct voice and video calls and send instant messages through BiP, listen to music on fizy, watch movies on TV+, keep their memories safe in lifebox and get 7/24 customer service via BiP.
Our subscribers now enjoy digital services with new features
Beyond Lifecell, Turkcell digital services continue to enrich all users’ lives, including non-Turkcell customers. BiP, our innovative messaging, voice and video call application has reached 4.2 million active users, and now enables group video calls with up to six people. In addition, with the integration of payment systems in BiP, we have begun to offer paid-for services such as unknown number search. Our aim going forward is to increase such value added services.
In this quarter, another 10 million songs were added on fizy, Turkey’s most widely known and used local digital music platform. With 12.4 million downloads to date, the average daily number of songs listened to on fizy was 8 million.
On Dergilik, the most popular digital publishing platform, more than 120 thousand magazines and newspapers were read daily this quarter. Dergilik, with an increasing number of publications, features 335 magazines and 16 newspapers.
All of these digital services benefit from our superior 4.5G network where the population coverage has reached 84.12%. The data used by our 4.5G subscribers increased by 40% year-on-year to 6GB, while total traffic carried over our 4.5G network was at 42% of the total.
The Turkcell Turkey family has expanded by 2.4 million over the past twelve months.
During the quarter, we recorded 473 thousand net mobile subscriber additions, 201 thousand of which were post-paid. Total mobile subscribers reached 34.6 million. Over 50%4 of our customers in the mobile segment have preferred multi-play and actively used our voice, data and at least one digital service. In the fixed segment, total fiber subscribers reached 1.2 million on a 39 thousand increase, while multiplay with TV users rose to 42.3%5.
Our customers’ growing appreciation continued to reflect in our ARPU figures in the third quarter as well. Mobile ARPU6 rose 11.2% to TRY32.8 thanks to the rising share of postpaid customers and higher data and digital services usage on our 4.5G network, enabling a superior user experience. Fixed consumer ARPU was at TRY53.5 on 3.7% growth.

4

Third Quarter 2017 Results

Digital transformation of the economy: Our new e-commerce platform is live
As digital services occupy an increasing space in our lives, a new need has emerged in the market. Our subscribers require secure authentication and payment systems for products and services consumed online. We have developed an e-commerce model to address this need in the fast-developing e-commerce market for both our own digital services and our corporate customers. Users can log-in to digital services securely through Mobile Connect, a GSMA supported ID verification technology that relies on GSM, that is easy-to-use. They can complete their online purchases easily and securely through Paycell and Turkcell Consumer Finance Company’s services.
Having launched this model in Piri (travel companion app) and the Turkcell Academy mobile app, we are now expanding it to the Fulltrip travel platform and the BluTV digital TV platform as of October. We aim to replicate this model with more of our corporate customers to foster growth of the e-commerce market in Turkey.
Additionally, we are confident that the native search engine we have launched today, Yaani, will make a difference for consumers and corporates with its ability to display results reflecting the usage habits of Turkey and to respond better to the Turkish language than its counterparts. With this, Turkey now has its own search engine, developed locally, and as Turkcell, we took a firm step towards the exponentially growing digital advertising market.
Investment in technologies that will shape the future
We reached a landmark in the internet of things, which we expect to be a building block of Industry 4.0 in the upcoming 5G world. We became the first operator in Turkey to support NB IoT (NarrowBand-Internet of Things) required for innovative new-generation applications. We rolled-out this technology throughout our nationwide 4.5G footprint.  We believe that NB IoT technology, which enables real-time measuring, will positively impact a wide range of fields, from smart cities to healthcare, making a valuable contribution to our lives. Going forward, we will support the development of an ecosystem that produces innovative solutions using this technology, benefiting from Turkcell’s infrastructure and know-how in the digital world.
Another area in which we continue to champion the development of our local ecosystem as a producer of technology is our primary support for locally-manufactured base stations. In this context, we marked another first with a live test of the locally-manufactured antenna of a 4.5G base station on our existing network.
This quarter, we also signed a protocol with Siemens to offer digital service solutions in the field of energy efficiency. This strategic partnership aims to develop digital service solutions for consumer and corporate segments alike for remote monitoring and control, to regulate energy consumption and increase efficiency, thereby decreasing energy costs.
Our humanitarian commitment is recognized on United Nations platforms
Turkcell’s support for sustainable and humanitarian development with its core business of telecommunication services was recognized on international platforms during the United Nations week, which gathered the leaders of all member nations.
United Nations Global Compact, the largest private sector sustainability platform, applauded Turkcell’s solution for one of the most urgent humanitarian tragedies of recent years, the Syrian refugee crisis. With our mobile application Hello Hope, which has been downloaded 550 thousand times since its launch a year ago, we were recognized as a Sustainable Development Goals Pioneer along with nine others.
During the UN week, we had the opportunity to present our services aimed at Syrian guests in our country, our work on universal coverage and expansion of fast broadband internet in Turkey, and our commitment to ensuring continuity of communications in times of disaster.
We reiterate our commitment to further ease the lives of the disabled by leveraging the power of mobile technologies. Our My Sign Language app addresses the communication barriers faced by the hearing impaired. We are proud to be among the pioneers in such efforts, and to have the opportunity to discuss them on international platforms.

5

Third Quarter 2017 Results

We take this opportunity to once again thank our Board of Directors and the Turkcell team for their outstanding performance, dedication and compassion, which fully embodies the Turkcell spirit. We would also like to express our gratitude to our customers, who have continued to show their trust in us throughout our success story.
(1) EBITDA is a non-GAAP financial measure. See page 13 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.
(2) Excluding license fee
(3) Please note that this paragraph contains forward looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2016 filed with U.S. Securities and Exchange Commission, and in particular, the risk factor section therein.
(4) Share among mobile voice users excluding subscribers who have not used their lines in the last 3 months
(5) Multiplay customers with TV: Internet + TV users & internet + TV + voice users
(6)Excluding M2M

FINANCIAL AND OPERATIONAL REVIEW

Financial Review of Turkcell Group

Profit & Loss Statement (million TRY)	Quarter			Nine Months
	Q316	Q317	y/y %	9M16	9M17	y/y %
Revenue	3,658.5	4,597.4	25.7%	10,242.0	12,966.0	26.6%
Cost of revenue[1]	(2,372.6)	(2,933.4)	23.6%	(6,628.3)	(8,334.0)	25.7%
Cost of revenue1/Revenue	(64.9%)	(63.8%)	1.1pp	(64.7%)	(64.3%)	0.4pp
Depreciation and amortization	(577.0)	(651.0)	12.8%	(1,598.9)	(1,896.4)	18.6%
Gross Margin	35.1%	36.2%	1.1pp	35.3%	35.7%	0.4pp
Administrative expenses	(177.3)	(194.3)	9.6%	(531.8)	(577.9)	8.7%
Administrative expenses/Revenue	(4.8%)	(4.2%)	0.6pp	(5.2%)	(4.5%)	0.7pp
Selling and marketing expenses	(468.0)	(488.4)	4.4%	(1,432.4)	(1,461.3)	2.0%
Selling and marketing expenses/Revenue	(12.8%)	(10.6%)	2.2pp	(14.0%)	(11.3%)	2.7pp
EBITDA[2]	1,217.6	1,632.4	34.1%	3,248.4	4,489.3	38.2%
EBITDA Margin	33.3%	35.5%	2.2pp	31.7%	34.6%	2.9pp
EBIT[3]	640.6	981.4	53.2%	1,649.5	2,592.9	57.2%
Net finance income / (costs)	(162.5)	(165.4)	1.8%	25.5	(216.2)	(947.8%)
Finance costs	(349.7)	(341.1)	(2.5%)	(545.4)	(835.3)	53.2%
Finance income	187.2	175.7	(6.1%)	570.9	619.1	8.4%
Other income / (expense)	(192.6)	(39.9)	(79.3%)	(189.9)	(73.0)	(61.6%)
Non-controlling interests	(11.5)	(14.4)	25.2%	(34.0)	(38.2)	12.4%
Income tax expense	(106.3)	(161.1)	51.6%	(311.9)	(502.2)	61.0%
Discontinued operations	(5.1)	-	n.m	2.2	-	n.m
Net Income	162.6	600.6	269.4%	1,141.4	1,763.2	54.5%

(1) Including depreciation and amortization expenses.
(2) EBITDA is a non-GAAP financial measure. See page 13 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.
(3) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

Revenue of the Group rose by 25.7% year-on-year in Q317. This was mainly driven by the solid ARPU performance of Turkcell Turkey on the back of strong data and digital services growth, and customer base expansion.

Turkcell Turkey revenues, at 88% of Group revenues, grew by 23.5% to TRY4,044 million (TRY3,276 million).

-	Mobile data revenues grew by 12.7% to TRY1,611 million (TRY1,430 million) due to rising smartphone penetration, larger number of data users and higher data consumption per user.

6

Third Quarter 2017 Results

-	Fixed data revenues rose by 26.6% to TRY341 million (TRY269 million) with the expanding customer base, increased share of multiplay customers with TV and upward price adjustments.

-
Digital services revenues grew by 174.9% to TRY750 million (TRY273 million). This growth comes mainly from TV+, our digital publishing service Dergilik, music platform fizy, personal cloud service lifebox and other mobile services.

-	Overall data and digital services revenues, comprising 67% of Turkcell Turkey revenues, rose by 37.0% to TRY2,702 million (TRY1,972 million).

-	Wholesale revenues grew by 36.6% to TRY182 million (TRY133 million) due to increased carrier traffic and positive impact of TRY depreciation on FX based revenues.

-
We reported revenues of TRY57 million originating from our Universal Service Project, which is aimed at building and operating infrastructure in unserved rural areas. Contractually, this project is financed by the Universal Service fund on a net cost basis.

Turkcell International revenues, constituting 6% of Group revenues, rose by 22.7% to TRY273 million (TRY222 million) mainly with the increase in lifecell and BeST revenues.
Other subsidiaries’ revenues, at 6% of Group revenues, which includes information and entertainment services, call center revenues and revenues from financial services grew by 74.9% to TRY280 million (TRY160 million). This was mainly driven by the increase in consumer finance company’s revenues to TRY166 million (TRY62 million) in Q317.
Cost of revenue decreased to 63.8% (64.9%) as a percentage of revenues in Q317. This was driven mainly by the decline in depreciation and amortization expenses (1.6pp) and other cost items (0.4pp), despite the increase in consumer finance company funding costs (0.9pp).
Administrative expenses declined to 4.2% (4.8%) as a percentage of revenues in Q317.
Selling and marketing expenses dropped to 10.6% (12.8%) as a percentage of revenues in Q317, due to the decline in marketing expenses (0.6pp), prepaid subscriber frequency usage fees (1.1pp) and other cost items (0.5pp).
EBITDA1 rose by 34.1% year-on-year in Q317 leading to a 2.2pp improvement in EBITDA margin to 35.5% (33.3%). This was mainly due to a solid rise in revenues, and an effective cost transformation program. Cost of revenue (excluding depreciation and amortization) increased by 0.6pp, while administrative expenses and selling and marketing expenses declined by 0.6pp and 2.2pp, respectively.
-	Turkcell Turkey’s EBITDA grew by 33.4% to TRY1,461 million (TRY1,095 million) with an EBITDA margin of 36.1% (33.4%) on 2.7pp improvement.
-	Turkcell International EBITDA rose by 21.7% to TRY74 million (TRY60 million), which resulted in an EBITDA margin of 26.9% (27.2%).
-	The EBITDA of other subsidiaries rose by 58.1% to TRY98 million (TRY62 million) with the increasing contribution of our consumer finance company.
Net finance expense of TRY165 million (TRY163 million) was reported in Q317. Lower translation losses in Q317 were offset by the decline interest income from contracted receivables and increased interest expense of loans.
Income tax expense increased 51.6% year-on-year in Q317. Please see Appendix A for details.
Net income of the Group rose to TRY601 million (TRY163 million) year-on-year in Q317, 3.7 times that of last year. This resulted from solid operational performance, effective currency risk management and cost control measures. Please also note that Q316 net income was negatively impacted by a TRY138 million provision booked to benefit from the tax amnesty.
Turkcell Turkey’s net income increased to TRY580 million (TRY145 million) in Q317 mainly due to the factors explained above with respect to the rise in Group net income.
Total cash & debt: Consolidated cash as of September 30, 2017 declined to TRY4,906 million from TRY4,995 million as of June 30, 2017. TRY2,773 million (US$781 million) of consolidated cash was denominated in US$, TRY979 million (EUR234 million) in EUR and TRY1,155 million in TRY and other local currencies.

7

Third Quarter 2017 Results

Consolidated debt as of September 30, 2017 rose to TRY11,867 million from TRY11,197 million as of June 30, 2017. This was mainly due to the increased debt portfolio of our consumer finance company and the translation increase in the FX denominated debt portfolio of Turkcell Turkey, due to TRY depreciation against the US$ and EUR.

•	Turkcell Turkey’s debt was TRY8,200 million, of which TRY3,567 million (US$1,004 million) was denominated in US$, TRY4,273 million (EUR1,019 million) in EUR and the remaining TRY359 million in TRY.
•	The debt balance of lifecell was TRY528 million, denominated in UAH.
(1) EBITDA is a non-GAAP financial measure. See page 13 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

•
Our consumer finance company had a debt balance of TRY3,135 million, of which TRY837 million (US$236 million) was denominated in US$, and TRY421 million (EUR100 million) in EUR (Please note that the figures in parentheses refer to US$ or EUR equivalents).

TRY7,260 million of our consolidated debt is set at a floating rate, while TRY4,087 million will mature within less than a year.

Net debt as of September 30, 2017 was at TRY6,961 million with a net debt to EBITDA ratio of 1.2 times. Excluding consumer finance company consumer loans, our telco only net debt was at TRY3,160 million with a leverage of 0.6 times.

Turkcell Group’s short position was at US$330 million as at the end of Q317, thus within our comfort zone, which is below US$500 million as advised by our Board considering the size of our operations and balance sheet. (Please note that this figure takes into account advance payments and the impact of hedging).

Cash flow analysis: Capital expenditures, including non-operational items amounted to TRY938.1 million in Q317. The cash flow item noted as “other” in Q317 included mainly the negative impact of the change in working capital. The cash flow item noted as “other” in Q316 included the positive impact of decrease in advances given for fixed asset purchases (TRY210 million), prepaid expenses (TRY168 million) and other working capital (TRY431 million).

In Q317 and 9M17, operational capital expenditures (excluding license fees) at the Group level were at 16.9% and 15.7% of total revenues, respectively.

Consolidated Cash Flow (million TRY)	Quarter		Nine Months
	Q316	Q317	9M16	9M17
EBITDA[1]	1,217.6	1,632.4	3,248.4	4,489.3
LESS:
Capex and License	(743.2)	(938.1)	(2,361.2)	(2,282.8)
Turkcell Turkey	(686.8)	(873.1)	(2,163.7)	(2,104.6)
Turkcell International[2]	(54.2)	(60.5)	(187.0)	(163.1)
Other Subsidiaries[2]	(2.2)	(4.5)	(10.5)	(15.1)
Net interest Income/ (expense)	75.4	(4.4)	292.8	145.6
Other	808.6	(188.1)	(2,117.3)	(2,908.5)
Net Change in Debt	518.4	410.2	3,664.7	1,410.6
Cash generated / (used)	1,876.8	912.0	2,727.4	854.2
Cash balance before dividend payment	5,646.2	5,906.5	5,646.2	6,906.5
Dividend paid	-	(1,000.0)	-	(2,000.0)
Cash balance after dividend payment	5,646.2	4,906.5	5,646.2	4,906.5

(1) EBITDA is a non-GAAP financial measure. See page 13 for the explanation of how we calculate adjusted EBITDA and its reconciliation to net income.
(2) The impact from the movement of reporting currency (TRY) against local currencies of subsidiaries in other countries is included in these lines.

8

Third Quarter 2017 Results

Operational Review of Turkcell Turkey
Summary of Operational data	Q316	Q217	Q317	y/y %	q/q %
Number of subscribers (million)	34.8	36.6	37.2	6.9%	1.6%
Mobile Postpaid (million)	17.0	18.2	18.4	8.2%	1.1%
Mobile M2M (million)	2.0	2.2	2.3	15.0%	4.5%
Mobile Prepaid (million)	15.7	16.0	16.3	3.8%	1.9%
Fiber (thousand)	991.6	1,117.5	1,156.5	16.6%	3.5%
ADSL (thousand)	723.2	907.1	917.4	26.9%	1.1%
IPTV (thousand)	323.3	436.0	466.6	44.3%	7.0%
Churn (%)
Mobile Churn (%)[1]	6.3%	4.2%	5.6%	(0.7pp)	1.4pp
Fixed Churn (%)	5.3%	4.8%	5.2%	(0.1pp)	0.4pp
ARPU (Average Monthly Revenue per User) (TRY)
Mobile ARPU, blended	27.9	29.1	30.9	10.8%	6.2%
Mobile ARPU, blended (excluding M2M)	29.5	30.8	32.8	11.2%	6.5%
Postpaid	40.1	42.0	44.3	10.5%	5.5%
Postpaid (excluding M2M)	45.1	47.3	50.0	10.9%	5.7%
Prepaid	14.7	14.6	15.7	6.8%	7.5%
Fixed Residential ARPU, blended (TRY)	51.6	52.7	53.5	3.7%	1.5%
Average mobile data usage per user (GB/user)	2.6	3.9	4.2	61.5%	7.7%
Mobile MOU (Avg. Monthly Minutes of usage per subs) blended	342.7	345.0	366.2	6.9%	6.1%

(1) In Q117, our churn policy was revised to extend from 9 months to 12 months (the period at the end of which we disconnect prepaid subscribers who have not topped up above TRY10.) Additionally, under our revised policy, prepaid customers who last topped up before March will be disconnected at the latest by year-end. Please note that figures for prior periods have not been restated to reflect this change in churn policy.  The net mobile subscriber addition figures and mobile churn rate for Q117 and Q217 disclosed in this document have been positively impacted by this change.

Our mobile customer base expanded by 473 thousand quarterly net additions in Q317, reaching 34.6 million in total. We recorded 201 thousand quarterly net additions to our postpaid customers, which comprised 53.0% (52.0%) of our total mobile customer base. Meanwhile, our prepaid customers grew by 271 thousand quarterly net additions. On a year-on-year basis our mobile customer base expanded by 1.9 million net additions.
Our fixed customer base reached 2.1 million on 49 thousand quarterly net additions, of which 39 thousand were fiber and 10 thousand were ADSL customers. Fixed customer base grew by 359 thousand net additions year-on-year. IPTV customers reached 467 thousand on 31 thousand quarterly and 143 thousand annual net additions. Total TV users, including OTT TV only customers, reached 1.8 million. The Turkcell TV+ mobile application has been downloaded 5.1 million times as of October 2017.
Mobile churn declined 0.7pp year-on-year with our value focused customer strategy, service quality, the attractiveness of our unique digital services portfolio and targeted retention campaigns. Fixed churn rate was at 5.2% (5.3%) in Q317.
Mobile ARPU (excluding M2M) rose by 11.2% year-on-year driven mainly by increased data and digital services usage, our upsell efforts, price adjustment and larger postpaid customer base. ARPU growth was also supported by the increased share of triple play customers, who use voice, data and digital services combined, to 50.4%1.
Fixed residential ARPU rose by 3.7% year-on-year with the increase in multiplay customers with TV2 to 42.3% of total residential fiber customers, along with upsell efforts and price adjustments.
Average mobile data usage per user rose by 61.5% year-on-year driven by increased usage of data and digital services offerings. Average mobile data usage of 4.5G users was at 6.0GB in Q317.
Smartphones on our network reached 22.1 million with 627 thousand quarterly net additions supported by the loans granted by our consumer finance company. This resulted in a penetration of 71%. 4.5G enabled smartphones reached 64% of total smartphones.
(1) Share among mobile voice users excluding subscribers who have not used their lines in the last 3 months
(2) Multiplay customers with TV: Internet + TV users & internet + TV + voice users

9

Third Quarter 2017 Results

TURKCELL INTERNATIONAL

lifecell* Financial Data	Quarter			Nine Months
	Q316	Q317	y/y%	9M16	9M17	y/y%
Revenue (million UAH)	1,239.0	1,253.3	1.2%	3,523.8	3,606.8	2.4%
EBITDA (million UAH)	333.4	371.9	11.5%	993.6	995.2	0.2%
EBITDA margin	26.9%	29.7%	2.8pp	28.2%	27.6%	(0.6pp)
Net income / (loss) (million UAH)	(120.0)	(92.1)	(23.3%)	990.8	(324.1)	(132.7%)
Capex (million UAH)	389.4	234.2	(39.9%)	1,408.8	915.8	(35.0%)
Revenue (million TRY)	145.6	169.1	16.1%	405.1	486.7	20.1%
EBITDA (million TRY)	39.2	50.2	28.1%	114.1	134.3	17.7%
EBITDA margin	26.9%	29.7%	2.8pp	28.2%	27.6%	(0.6pp)
Net income / (loss) (million TRY)	(14.0)	(12.4)	(11.4%)	106.2	(43.7)	(141.1%)
(*) Since July 10, 2015, we hold a 100% stake in lifecell.

Lifecell (Ukraine) recorded 1.2% year-on-year growth in revenues in Q317 in local currency terms, driven mainly by mobile data revenue growth based chiefly on increased 3G data users and higher data consumption. Overall revenue growth was impacted by the MTR cut from UAH0.23/min to UAH0.15/min, effective as of January 1, 2017. lifecell’s EBITDA in local currency terms rose 11.5% year-on-year leading to an EBITDA margin of 29.7% with a 2.8pp improvement due mostly to effective cost management efforts.

lifecell’s revenues in TRY terms rose by 16.1%, while EBITDA increased by 28.1% year-on-year in Q317.

Lifecell Operational Data*	Q316	Q217	Q317	y/y%	q/q %
Number of subscribers (million)[1]	12.5	12.3	11.7	(6.4%)	(4.9%)
Active (3 months)[2]	9.7	8.4	8.2	(15.5%)	(2.4%)
MOU (minutes) (12 months)	140.5	126.7	128.2	(8.8%)	1.2%
ARPU (Average Monthly Revenue per User), blended (UAH)	32.6	31.7	34.6	6.1%	9.1%
Active (3 months) (UAH)	42.7	45.5	50.4	18.0%	10.8%

(1) We may occasionally offer campaigns and tariff schemes that have an active subscriber life differing from the one that we normally use to deactivate subscribers and calculate churn.
(2) Active subscribers are those who in the past three months made a revenue generating activity.
(*) Since July 10, 2015, we hold a 100% stake in lifecell.

lifecell maintained its leadership in Ukraine in terms of 3G+ network geographical coverage. lifecell continued to grow three-month active 3G data users, which reached 3.8 million as at the end of the quarter. Meanwhile, data usage per 3G user posted 71% growth in Q317 on a year-on-year basis. lifecell continued to lead the market in terms of smartphone penetration, which reached 66% as at the end of Q317. Moreover, in July lifecell added the “lifebox” cloud service to its existing digital services portfolio including BiP and fizy.

lifecell’s three-month active subscriber base declined to 8.2 million, mainly due to the declining multiple SIM card usage trend in the country. Blended ARPU (3-month active) rose by 18.0% year-on-year in Q317 mainly on rising mobile data consumption and a greater number of customers with higher ARPU tariffs.

10

Third Quarter 2017 Results

BeST*	Quarter			Nine Months
	Q316	Q317	y/y%	9M16	9M17	y/y%
Number of subscribers (million)	1.6	1.6	-	1.6	1.6	-
Active (3 months)	1.2	1.3	8.3%	1.2	1.3	8.3%
Revenue (million BYN)	25.2	29.9	18.7%	72.1	81.4	12.9%
EBITDA (million BYN)	1.2	1.9	58.3%	2.3	2.5	8.7%
EBITDA margin	4.6%	6.5%	1.9pp	3.2%	3.0%	(0.2pp)
Net loss (million BYN)	(11.1)	(9.9)	(10.8%)	(33.6)	(32.6)	(3.0%)
Capex (million BYN)	2.7	3.0	11.1%	7.8	8.2	5.1%
Revenue (million TRY)	38.0	53.9	41.8%	105.5	152.2	44.3%
EBITDA (million TRY)	1.7	3.5	105.9%	3.4	4.5	32.4%
EBITDA margin	4.6%	6.5%	1.9pp	3.2%	3.0%	(0.2pp)
Net loss (million TRY)	(16.8)	(17.9)	6.5%	(49.1)	(61.2)	24.6%
Capex (million TRY)	4.8	5.5	14.6%	12.2	14.8	21.3%

(*)BeST, in which we hold an 80% stake, has operated in Belarus since July 2008.

BeST revenues rose by 18.7% year-on-year in Q317 in local currency terms, driven mainly by growth in voice, mobile data and device sales revenues. BeST registered a 1.9pp EBITDA margin improvement to 6.5% (4.6%), mainly driven by top-line growth and better operational expense management. BeST’s revenues in TRY terms rose by 41.8% year-on-year in Q317.

BeST continued to expand its 4G services covering all regions as of September 2017. Increased coverage supported the growth of 4G users, which consequently led to higher data consumption and increased data revenues. Meanwhile, BeST continued to increase the penetration of its digital services within its customer base in accordance with Turkcell’s global digital services strategy.

Kuzey Kıbrıs Turkcell (million TRY)*	Quarter			Nine Months
	Q316	Q317	y/y%	9M16	9M17	y/y%
Number of subscribers (million)	0.5	0.5	-	0.5	0.5	-
Revenue	34.2	40.7	19.0%	100.3	117.0	16.7%
EBITDA	13.7	14.2	3.6%	37.8	42.4	12.2%
EBITDA margin	40.1%	34.8%	(5.3pp)	37.7%	36.3%	(1.4pp)
Net income	8.1	8.9	9.9%	25.0	26.3	5.2%
Capex	5.7	19.8	247.4%	12.9	27.6	114.0%

(*) Kuzey Kıbrıs Turkcell, in which we hold a 100% stake, has operated in Northern Cyprus since 1999.

Kuzey Kıbrıs Turkcell revenues grew by 19.0% year-on-year in Q317 on the back of growing mobile data revenues. EBITDA rose by 3.6% leading to an EBITDA margin of 34.8% (40.1%).

Fintur has operations in Azerbaijan, Kazakhstan, Moldova and Georgia, and we hold a 41.45% stake in the company. In accordance with our strategic approach and IFRS requirements, Fintur is classified as ‘held for sale’ and reported as discontinued operations as of October 2016*.

(*)For further details, please refer to our consolidated financial statements and notes as at and for September 30, 2017, which can be accessed via our web site in the investor relations section (www.turkcell.com.tr).

11

Third Quarter 2017 Results

Turkcell Group Subscribers

Turkcell Group subscribers amounted to approximately 51.3 million as of September 30, 2017. This figure is calculated by taking the number of subscribers of Turkcell Turkey and each of our subsidiaries. It includes the total number of mobile, fiber, ADSL and IPTV subscribers of Turkcell Turkey, and the mobile subscribers of lifecell and BeST, as well as those of Kuzey Kıbrıs Turkcell and Turkcell Europe.

Turkcell Group Subscribers	Q316	Q217	Q317	y/y %	q/q %
Mobile Postpaid (million)	17.0	18.2	18.4	8.2%	1.1%
Mobile Prepaid (million)	15.7	16.0	16.3	3.8%	1.9%
Fiber (thousand)	991.6	1,117.5	1,156.5	16.6%	3.5%
ADSL (thousand)	723.2	907.1	917.4	26.9%	1.1%
IPTV (thousand)	323.3	436.0	466.6	44.3%	7.0%
Turkcell Turkey subscribers (million)[1]	34.8	36.6	37.2	6.9%	1.6%
Ukraine	12.5	12.3	11.7	(6.4%)	(4.9%)
Belarus	1.6	1.6	1.6	-	-
Kuzey Kıbrıs Turkcell	0.5	0.5	0.5	-	-
Turkcell Europe[2]	0.3	0.4	0.3	-	(25.0%)
Turkcell Group Subscribers (million)	49.7	51.4	51.3	3.2%	(0.2%)

(1) Subscribers to more than one service are counted separately for each service.
(2) The “wholesale traffic purchase” agreement, signed between Turkcell Europe GmbH operating in Germany and Deutsche Telekom for five years in 2010, had been modified to reflect the shift in business model to a “marketing partnership”. The new agreement between Turkcell and a subsidiary of Deutsche Telekom was signed on August 27, 2014. The transfer of Turkcell Europe operations to Deutsche Telekom’s subsidiary was completed on January 15, 2015. Subscribers are still included in the Turkcell Group Subscriber figure.

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates used in our financial reporting, along with certain macroeconomic indicators, are set out below.

	Quarter					Nine Months
	Q316	Q217	Q317	y/y%	q/q%	9M16	9M17	y/y%
GDP Growth (Turkey)	(0.8%)	5.1%	n.a	n.a	n.a	2.8%	n.a	n.a
Consumer Price Index (Turkey)	1.1%	1.5%	1.3%	0.2pp	(0.2pp)	4.7%	7.3%	2.6pp
US$ / TRY rate
Closing Rate	2.9959	3.5071	3.5521	18.6%	1.3%	2.9959	3.5521	18.6%
Average Rate	2.9706	3.5625	3.4999	17.8%	(1.8%)	2.9215	3.5763	22.4%
EUR / TRY rate
Closing Rate	3.3608	4.0030	4.1924	24.7%	4.7%	3.3608	4.1924	24.7%
Average Rate	3.3104	3.9348	4.1241	24.6%	4.8%	3.2523	3.9867	22.6%
US$ / UAH rate
Closing Rate	25.91	26.10	26.52	2.4%	1.6%	25.91	26.52	2.4%
Average Rate	25.28	26.48	25.94	2.6%	(2.0%)	25.45	26.50	4.1%
US$ / BYR rate
Closing Rate	1.9264	1.9336	1.9623	1.9%	1.5%	1.9264	1.9623	1.9%
Average Rate	1.9732	1.8787	1.9404	(1.7%)	3.3%	1.9994	1.9100	(4.5%)

* The official currency of the Republic of Belarus has been redenominated on July 1, 2016. As a result, BYR10,000 has become BYN1 starting from 1 July 2016. Prior periods have been adjusted accordingly for presentation purposes.

12

Third Quarter 2017 Results

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS: We believe Adjusted EBITDA, among other measures, facilitates performance comparisons from period to period and management decision making. It also facilitates performance comparisons from company to company. Adjusted EBITDA as a performance measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the performance of other mobile operators in the telecommunications industry in Europe, many of which present Adjusted EBITDA when reporting their results.
Our Adjusted EBITDA definition includes Revenue, Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses and Administrative expenses, but excludes translation gain/(loss), finance income, finance expense, share of profit of equity accounted investees, gain on sale of investments, minority interest and other income/(expense).
Nevertheless, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of, our results of operations, as reported under IFRS. The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with IFRS as issued by the IASB, to net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS as issued by the IASB.

Turkcell Group (million TRY)	Quarter			Nine Months
	Q316	Q317	y/y%	9M16	9M17	y/y%
Adjusted EBITDA	1,217.6	1,632.4	34.1%	3,248.4	4,489.3	38.2%
Depreciation and amortization	(577.0)	(651.0)	12.8%	(1,598.9)	(1,896.4)	18.6%
Finance income	187.2	175.7	(6.1%)	570.9	619.1	8.4%
Finance costs	(349.7)	(341.1)	(2.5%)	(545.4)	(835.3)	53.2%
Other income / (expense)	(192.6)	(39.9)	(79.3%)	(189.9)	(73.0)	(61.6%)
Consolidated profit from continued operations before income tax & minority interest	285.5	776.1	171.8%	1,485.1	2,303.7	55.1%
Income tax expense	(106.3)	(161.1)	51.6%	(311.9)	(502.2)	61.0%
Consolidated profit from continued operations before minority interest	179.2	615.0	243.2%	1,173.2	1,801.4	53.5%
Discontinued operations	(5.1)	-	n.m	2.2	-	n.m
Consolidated profit before minority interest	174.1	615.0	253.2%	1,175.4	1,801.4	53.3%

13

Third Quarter 2017 Results

NOTICE: This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. This includes, in particular, our targets for revenue, EBITDA and capex in 2017 and for the medium term 2017 to 2019. More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding the launch and goals of our payment card business, our operations, financial position and business strategy may constitute forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “will,” “expect,” “intend,” “estimate,” “believe”, “continue” and “guidance”.

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct.  All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2016 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein. We undertake no duty to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

The Company makes no representation as to the accuracy or completeness of the information contained in this press release, which remains subject to verification, completion and change. No responsibility or liability is or will be accepted by the Company or any of its subsidiaries, board members, officers, employees or agents as to or in relation to the accuracy or completeness of the information contained in this press release or any other written or oral information made available to any interested party or its advisers.

ABOUT TURKCELL: Turkcell is a digital operator headquartered in Turkey, serving its customers with its unique portfolio of digital services along with voice, messaging, data and IPTV services on its mobile and fixed networks. Turkcell Group companies operate in 9 countries – Turkey, Ukraine, Belarus, Northern Cyprus, Germany, Azerbaijan, Kazakhstan, Georgia, Moldova. Having launched LTE services on April 1st, 2016 in Turkey, Turkcell reached 84.12% population coverage as of September 30, 2017 employing LTE-Advanced and 3 carrier aggregation technologies in 81 cities.  In 2G and 3G, Turkcell’s population coverage in Turkey is at 99.59% and 96.98%, respectively, as of September 30, 2017. Turkcell offers up to 1 Gbps fiber internet speed with its FTTH services. Turkcell Group reported TRY4.6 billion revenue in Q317 with total assets of TRY32.3 billion as of September 30, 2017. It has been listed on the NYSE and the BIST since July 2000, and is the only NYSE-listed company in Turkey. Read more at www.turkcell.com.tr

For further information please contact Turkcell

Investor Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications: Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

This press release can also be viewed using the Turkcell Investor Relation app, which can be downloaded here for iOS, and here for Android mobile devices.

14

Third Quarter 2017 Results

Appendix A – Tables

Table: Translation gain and loss details

Million TRY	Quarter			Nine months
	Q316	Q317	y/y %	9M16	9M17	y/y %
Turkcell Turkey	(233.3)	(140.4)	(39.8%)	(260.4)	(340.3)	30.7%
Turkcell International	(7.0)	(1.3)	(81.4%)	(7.8)	1.1	(114.1%)
Other Subsidiaries	2.4	(19.3)	(904.2%)	0.9	(22.6)	n.m
Turkcell Group	(237.9)	(161.0)	(32.3%)	(267.3)	(361.8)	35.4%

Table: Income tax expense details

Million TRY	Quarter			Nine months
	Q316	Q317	y/y %	9M16	9M17	y/y %
Current Tax expense	(37.7)	(120.7)	220.2%	(188.3)	(353.7)	87.8%
Deferred Tax Income/expense	(68.6)	(40.4)	(41.1%)	(123.6)	(148.5)	20.1%
Income Tax expense	(106.3)	(161.1)	51.6%	(311.9)	(502.2)	61.0%

15

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
As at 30 September 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

	Note	30 September 2017	31 December 2016
Assets
Property, plant and equipment	8	8,816,717	8,195,705
Intangible assets	9	8,075,512	8,235,989
Investment properties		1,741	46,270
Other non-current assets		522,495	575,234
Trade receivables		155,323	235,393
Receivables from financial services		1,182,006	909,466
Deferred tax assets		27,799	51,255
Held to maturity investments		5,967	-
Total non-current assets		18,787,560	18,249,312

Inventories		97,107	131,973
Due from related parties		5,824	5,861
Trade receivables and accrued income		2,675,848	3,289,904
Receivables from financial services		2,618,967	1,486,906
Other current assets		1,352,270	770,135
Derivative financial instruments		635,104	390,958
Held to maturity investments		10,579	-
Cash and cash equivalents		4,906,458	6,052,352
Subtotal		12,302,157	12,128,089
Assets classified as held for sale	10	1,232,156	1,222,757

Total current assets		13,534,313	13,350,846

Total assets		32,321,873	31,600,158

Equity
Share capital		2,200,000	2,200,000
Share premium		269	269
Treasury shares (-)		(56,313)	(65,607)
Additional paid in capital		35,026	35,026
Reserves		1,530,788	1,102,896
Remeasurements of employee termination benefit		(43,041)	(41,786)
Retained earnings		11,099,830	12,780,967
Total equity attributable to owners		14,766,559	16,011,765
Non-controlling interests		50,195	56,632
Total equity		14,816,754	16,068,397

Liabilities
Borrowings	12	7,779,999	6,935,102
Employee benefit obligations		188,082	164,553
Provisions		178,688	187,541
Other non-current liabilities		409,989	427,547
Deferred tax liabilities		589,701	458,160
Total non-current liabilities		9,146,459	8,172,903

Borrowings	12	4,086,984	2,846,060
Current tax liabilities		119,861	71,638
Trade and other payables		2,709,740	4,101,991
Due to related parties		986,554	11,201
Deferred revenue		185,480	93,800
Provisions		156,522	192,442
Derivative financial instruments		113,519	41,726
Total current liabilities		8,358,660	7,358,858

Total liabilities		17,505,119	15,531,761

Total equity and liabilities		32,321,873	31,600,158

The accompanying notes on page 7 to 34 are an integral part of these condensed consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT OR LOSS
For the nine months ended 30 September 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

		Nine months ended		Three months ended
	Note	30 September 2017	30 September 2016	30 September 2017	30 September 2016

Revenue		12,543,344	10,147,749	4,431,808	3,596,154
Revenue from financial services		422,703	94,214	165,619	62,337
Total revenue	4	12,966,047	10,241,963	4,597,427	3,658,491

Cost of revenue		(8,130,475)	(6,600,106)	(2,862,264)	(2,349,536)
Cost of revenue from financial services		(203,474)	(28,159)	(71,112)	(23,069)
Total cost of revenue		(8,333,949)	(6,628,265)	(2,933,376)	(2,372,605)

Gross profit from non-financial services		4,412,869	3,547,643	1,569,544	1,246,618
Gross profit from financial services		219,229	66,055	94,507	39,268
Gross profit		4,632,098	3,613,698	1,664,051	1,285,886

Other income		51,054	52,404	18,963	7,052
Selling and marketing expenses		(1,461,344)	(1,432,390)	(488,414)	(467,978)
Administrative expenses		(577,884)	(531,782)	(194,281)	(177,307)
Other expenses		(124,062)	(242,356)	(58,836)	(199,688)
Operating profit		2,519,862	1,459,574	941,483	447,965

Finance income	6	619,117	570,941	175,698	187,235
Finance costs	6	(835,307)	(545,427)	(341,103)	(349,756)
Net finance income / (cost)		(216,190)	25,514	(165,405)	(162,521)

Profit before income tax		2,303,672	1,485,088	776,078	285,444

Income tax expense	7	(502,244)	(311,880)	(161,087)	(106,195)
Profit from continuing operations		1,801,428	1,173,208	614,991	179,249

Profit/ (loss) from discontinued operations		-	2,209	-	(5,092)

Profit for the period		1,801,428	1,175,417	614,991	174,157

Profit attributable to:
Owners of Turkcell Iletisim Hizmetleri AS		1,763,248	1,141,439	600,603	162,635
Non-controlling interest (*)		38,180	33,978	14,388	11,522
Profit for the period		1,801,428	1,175,417	614,991	174,157

Earnings per shares (in full TL)		0.80	0.53	0.27	0.07
Basic earnings per share for profit from continuing operations attributable to the owners of Turkcell Iletisim Hizmetleri AS (in full TL)		0.80	0.53	0.27	0.08
Basic earnings/ (loss) per share for profit from discontinued operations attributable to the owners of Turkcell Iletisim Hizmetleri AS (in full TL)		-	0.001	-	(0.002)
(*) Profit attributable to non-controlling interests solely derives from continuing operations.

The accompanying notes on page 7 to 34 are an integral part of these condensed consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
For the nine months ended 30 September 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

	Nine months ended		Three months ended
	30 September 2017	30 September 2016	30 September 2017	30 September 2016

Profit for the period	1,801,428	1,175,417	614,991	174,157

Other comprehensive income / (loss):

Items that will not be reclassified to profit or loss:
Remeasurements of employee termination benefits	(1,569)	(2,199)	(1,569)	(1,226)
Income tax relating to remeasurements of employee termination benefits	314	477	314	261
	(1,255)	(1,722)	(1,255)	(965)
Items that will or may be reclassified to profit or loss:
Exchange differences on translation of foreign operations	38,770	(21,688)	13,517	(1,353)
Exchange differences arising from discontinued operations	9,399	(56,305)	12,856	(64,549)
Income tax relating to these items	(61,478)	(22,338)	(20,932)	(19,320)
	(13,309)	(100,331)	5,441	(85,222)
Other comprehensive income / (loss) for the period, net of tax	(14,564)	(102,053)	4,186	(86,187)

Total comprehensive income for the period	1,786,864	1,073,364	619,177	87,970

Total comprehensive income attributable to:
Owners of Turkcell Iletisim Hizmetleri A.S	1,745,500	1,039,159	604,548	76,238
Non-controlling interest	41,364	34,205	14,629	11,732
	1,786,864	1,073,364	619,177	87,970
Total comprehensive income / (loss) attributable to the owners of Turkcell Iletisim Hizmetleri AS arises from:
Continuing operations	1,737,038	1,094,206	587,811	139,607
Discontinued operations	8,462	(55,047)	16,737	(63,369)
	1,745,500	1,039,159	604,548	76,238
(1

The accompanying notes on page 7 to 34 are an integral part of these condensed consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
For the nine months ended 30 September 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

Attributable to equity holders of the Company

	Share Capital	Treasury Shares	Additional Paid-in Capital	Share Premium	Legal Reserve (*)	Reserve for Non-Controlling Interest Put Option (*)	Remeasurements of Employee Termination Benefits	Foreign Currency Translation Reserve (*)	Retained Earnings	Total	Non-Controlling Interests	Total Equity
Balance at 1 January 2016	2,200,000	-	35,026	269	1,211,352	(489,065)	(14,320)	138,824	11,272,731	14,354,817	64,085	14,418,902
Total comprehensive income/(loss)
Profit for the period	-	-	-	-	-	-	-	-	1,141,439	1,141,439	33,978	1,175,417
Other comprehensive income/(loss)

Foreign currency translation differences	-	-	-	-	-	(19,234)	-	(81,324)	-	(100,558)	227	(100,331)
Remeasurements of employee termination benefit	-	-	-	-	-	-	(1,722)	-	-	(1,722)	-	(1,722)
Total other comprehensive income/(loss), net of income tax	-	-	-	-	-	(19,234)	(1,722)	(81,324)	-	(102,280)	227	(102,053)
Total comprehensive income/(loss)	-	-	-	-	-	(19,234)	(1,722)	(81,324)	1,141,439	1,039,159	34,205	1,073,364
Transfer from legal reserves	-	-	-	-	(15,646)	-	-	-	15,646	-	-	-
Dividends paid (Note 11)	-	-	-	-	-	-	-	-	-	-	(46,669)	(46,669)
Change in fair value of non-controlling interest	-	-	-	-	-	-	-	-	-	-	(9,000)	(9,000)
Change in reserve for non-controlling interest put option	-	-	-	-	-	31,139	-	-	-	31,139	-	31,139
Treasury shares (-)	-	(22,452)	-	-	-	-	-	-	-	(22,452)	-	(22,452)
Balance at 30 September 2016	2,200,000	(22,452)	35,026	269	1,195,706	(477,160)	(16,042)	57,500	12,429,816	15,402,663	42,621	15,445,284

Balance at 1 January 2017	2,200,000	(65,607)	35,026	269	1,195,204	(494,197)	(41,786)	401,889	12,780,967	16,011,765	56,632	16,068,397
Total comprehensive income/(loss)
Profit for the period	-	-	-	-	-	-	-	-	1,763,248	1,763,248	38,180	1,801,428
Other comprehensive income/(loss)
Foreign currency translation differences	-	-	-	-	-	(5,969)	-	(10,524)	-	(16,493)	3,184	(13,309)
Remeasurements of employee termination benefit	-	-	-	-	-	-	(1,255)	-	-	(1,255)		(1,255)
Total other comprehensive income/(loss), net of income tax	-	-	-	-	-	(5,969)	(1,255)	(10,524)	-	(17,748)	3,184	(14,564)
Total comprehensive income/(loss)	-	-	-	-	-	(5,969)	(1,255)	(10,524)	1,763,248	1,745,500	41,364	1,786,864
Transfer to legal reserves	-	-	-	-	444,385	-	-	-	(444,385)	-
Dividends paid (Note 11)	-	9,294	-	-	-	-	-	-	(3,000,000)	(2,990,706)	(47,801)	(3,038,507)
Balance at 30 September 2017	2,200,000	(56,313)	35,026	269	1,639,589	(500,166)	(43,041)	391,365	11,099,830	14,766,559	50,195	14,816,754

(*) Included in Reserves in the condensed consolidated interim statement of financial position.

The accompanying notes on page 7 to 34 are an integral part of these condensed consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
For the nine months ended 30 September 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

		Nine months ended 30 September
	Note	2017	2016
Cash flows from operating activities
Profit before income tax from
Continuing operations		1,801,428	1,173,208
Discontinued operations		-	2,209
Profit before income tax including discontinued operations		1,801,428	1,175,417

Adjustments for:
Depreciation and impairment of fixed assets and investment property		1,076,163	934,908
Amortization of intangible assets	9	820,269	664,002
Net finance (income) expense		15,874	(141,068)
Fair value gains on derivative financial instruments		(220,392)	(27,042)
Income tax expense		502,244	311,880
(Gain) on sale of property, plant and equipment		(17,403)	(15,869)
Unrealized foreign exchange (loss)/ gain on operating assets		525,120	269,635
Provisions		140,683	275,429
Share of profit of discontinued operations		-	(2,209)
Deferred revenue		108,090	40,347
		4,752,076	3,485,430

Change in trade receivables		582,802	819,774
Change in due from related parties		263	2,231
Change in receivables from financial operations		(1,404,601)	(1,652,194)
Change in inventories		34,866	(69,813)
Change in other current assets		(442,544)	274,322
Change in other non-current assets		39,089	84,537
Change in due to related parties		975,266	2,361
Change in trade and other payables		(2,531,225)	(1,623,297)
Change in other non-current liabilities		6,860	(648)
Change in employee benefits		21,960	10,552
Change in other working capital		(35,079)	(59,787)
		1,999,733	1,273,468

Interest paid		(444,359)	(138,418)
Income tax paid		(360,775)	(52,391)
Net cash (used in) operating activities		1,194,599	1,082,659

Cash flows from investing activities
Acquisition of property, plant and equipment		(1,608,914)	(1,786,500)
Acquisition of intangible assets	9	(641,920)	(516,810)
Proceeds from sale of property, plant and equipment and intangible assets		38,034	31,305
Change in advance paid for property, plant and equipment advances		14,683	(442,911)
Change in held to maturity investments		(16,546)	-
Interest received		414,989	457,699
Net cash used in investing activities		(1,799,674)	(2,257,217)

Cash flows from financing activities
Proceeds from issuance of loans and borrowings		15,815,697	5,188,114
Proceeds from issuance of bonds		209,808	-
Repayment of borrowings		(14,207,690)	(1,523,506)
Repayment of bonds		(400,000)	-
Dividends paid to shareholders		(1,933,413)	(46,669)
Dividends paid to non-controlling interest		(47,801)	-
Dividends received for treasury shares		6,196	-
Treasury shares		-	(22,452)
Capital decrease in subsidiaries		-	(9,000)
Increase in cash collateral related to loans		(148,197)	240,775
Net cash generated by/ (used in) financing activities		(705,400)	3,827,262

Net increase/ (decrease) in cash and cash equivalents		(1,310,475)	2,652,704

Cash and cash equivalents at 1 January		6,052,352	2,918,796

Effects of foreign exchange rate fluctuations on cash and cash equivalents		164,581	74,705

Cash and cash equivalents at 30 September		4,906,458	5,646,205

The accompanying notes on page 7 to 34 are an integral part of these condensed consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

Notes to the condensed consolidated interim financial statements

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company” or “Turkcell”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark / Istanbul. The Company operates under a 25-year GSM license granted in and effective from April 1998, a 20-year 3G license granted in and effective from April 2009 and a 13-year 4.5G license granted in August 2015 and effective from April 2016. The Company’s shares are listed on Borsa Istanbul A.Ş. (“BIST”) and New York Stock Exchange (“NYSE”).

The condensed consolidated interim financial statements of the Company as at and for the nine months ended 30 September 2017 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in an associate.

These condensed consolidated interim financial statements were approved for issue on 25 October 2017.

Paycell LLC (“Paycell”), has received its financial company status and established in Ukraine as a subsidiary of lifecell Limited Liability Company (“lifecell”) as at 21 September 2017. Paycell will apply to obtain financial services and local currency transfer licences in order to provide lifecell customers device sales on credit, and means of digital payment via e-money.

The Company sold financial loans amounting to TL 87,589 to Aktif Yatırım Bankası A.Ş. Turkcell Varlık Finansmanı Fund (“Fund”) founded by Aktif Yatırım Bankası A.Ş. on 14 April 2017 in order to create funds for issuance of Asset Backed Securities (“ABS”) which will be issued by the Fund in a structure where Turkcell Finansman will act as the source organization. The Company sold second financial loans amounting to TL 89,607 to Aktif Yatırım Bankası A.Ş. Turkcell Varlık Finansmanı Fund (“Fund”) founded by Aktif Yatırım Bankası A.Ş. on 22 August 2017. The Company transferred its contractual rights to receive cash flows from the financial loans that have been sold to the Fund resulting in de-recognition of the related assets from its consolidated financial statements. Moreover, the Company did not consolidate the Fund since the activities of the Fund are not controlled by the  Company and the Fund has been defined as a structured entity.

Within the scope of the Decree Law No. 683 announced on 23 January 2017, the Company has applied to pay Euro denominated 4.5G license obligation in Turkish Liras converted at the buying exchange rate announced by the Central Bank of the Republic of Turkey on 2 January 2017. The last instalment of 4.5G license payable amounting to TL 1,534,702 was paid on 26 April 2017.

The Company and the Ministry of Transport, Maritime Affairs and Communications, Directorate General of Communications signed a contract to continue the contract to establish and operate mobile communication infrastructure and operation in uncovered areas, (Phase 1) until 31 December 2018 and to add mobile broadband services to the existing infrastructure providing GSM services under Universal Service Law and to operate the new and existing networks together. Mobile broadband services will be added to the existing infrastructure established in accordance with Phase 1 in 1,799 rural locations. The new and the existing infrastructure will be operated together. As of 30 September 2017, the Company has recognized TL 143,843 revenue from its operations related to this contract.

During the period the Group transferred its building located in Istanbul, Tepebası from investment property to property, plant and equipment since the asset it is not held to earn rental income or for capital appreciation (Note 8).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

1.	Reporting entity (continued)

As at 23 October 2015, the Company signed a loan agreement package with China Development Bank (“CDB”) for an amount up to EUR 500,000 with 2 years availability period to refinance the Group’s existing loans and for an amount up to EUR 750,000 with 3 years availability period to finance the Group’s procurements from China in relation to infrastructure investments. The total loan package has 10 years final maturity starting from availability period starting date with 3 years grace period and will be paid back in equal instalments. The annual interest rate of the loan is EURIBOR + 2.2%. As at 26 October 2015, the Company utilized EUR 500,000 under this agreement. As at 5 April 2017, the Company utilized an additional EUR 60,000, which will mature on 22 April 2026, under this agreement in relation to Turkcell Superonline infrastructure investments (Note 12).

The 174-day debt securities of Turkcell Finansman A.S. with a nominal value of TL 250,000, that was issued to qualified investors without a public offering, was redeemed on 8 June 2017 (Note 12).

The sale process of Turkcell Finansman’s 179-day debt securities with a nominal amount of TL 150,000, maturity date of 25 August 2017 and an annual simple interest of 11.8% to qualified investors within Turkey, without public placement was completed on 27 February 2017 (Note 12).

On 25 May 2017, the Company’s General Assembly has approved a dividend distribution for the years ended from 2010 to 2016 amounting to TL 3,000,000 (equivalent to $841,633 as at 25 May 2017, date of Ordinary General Assembly Meeting). This represents a gross cash dividend of full TL 1.3636364 (equivalent to full $0.3825604 as at 25 May 2017, date of Ordinary General Assembly Meeting) per share. The dividend will be paid in three instalments on 15 June, 15 September and 15 December 2017 to the shareholders. First instalment was paid during the six month period ended 30 June 2017 amounting to TL 933,997. The Company has paid TL 1,000,000 in total including withholding tax which have been paid in July 2017. Second instalment was paid during the nine months ended 30 September 2017 amounting to TL 933,413. The Company will pay TL 1,000,000 in total including withholding tax which have been paid in October 2017 (Note 11).

As at 30 September 2017, the Company sold all of debt securities issued with a total nominal value of USD 18,000 comprising portion of the debt securities issued previously added to its portfolio, USD 18,000 within the scope of the Board of Director’s buy-back decision dated 27 July 2016.

On 6 July 2017, the Company acquired a land located in Istanbul Kartal for a consideration of TL 98,500 + VAT, payment of which was made during the nine months ended 30 September 2017.

As at 30 September 2017, the increase in other current assets is resulted from blocked deposit of Turkcell Finansman A.S. (Note 12).

2.	Basis of preparation

These condensed consolidated interim financial statements for the nine months ended 30 September 2017 have been prepared in accordance with IAS 34 Interim Financial Reporting.

These condensed consolidated interim financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these condensed consolidated interim financial statements are to be read in conjunction with the annual consolidated financial statements for the year ended 31 December 2016 and any public announcements made by the Company during the interim reporting period.

The accounting policies, presentation and methods of computation are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new accounting policies for transactions occurred during the nine months ended 30 September 2017 as set out in Note 3.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

3.	Significant accounting policies

When the Group sells goods or services as a principal, revenue and operating costs are recorded on a gross basis. When the Group sells goods or services as an agent, revenue and operating costs are recorded on a net basis, representing the net margin earned. Whether the Group is considered to be acting as principal or agent in the transaction depends on management’s analysis of both the legal form and substance of the agreement between the Group and its business partners; such judgements impact the amount of reported revenue and operating costs but do not impact reported assets, liabilities or cash flows. Since the Company acts as principal in relation to the agreement signed with the Ministry of Transport, Maritime Affairs and Communications, Directorate General of Communications (Note 1), revenue and operating costs are reported on a gross basis in these condensed consolidated interim financial statements.

New standards and interpretations

i)	Standards, amendments and interpretations effective as at 30 September 2017

-
Amendments to IAS 7 ‘Statement of cash flows’ on disclosure initiative, effective from annual periods beginning on or after 1 January 2017. These amendments introduce an additional disclosure that will enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendment is part of the IASB’s Disclosure Initiative, which continues to explore how financial statement disclosure can be improved.

-
Amendments IAS 12, ‘Income Taxes’, effective from annual periods beginning on or after 1 January 2017. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. It also clarify certain other aspects of accounting for deferred tax assets.

-	Annual improvements 2014–2016,

•	IFRS 1,‘First-time adoption of IFRS’, regarding the deletion of short-term exemptions for first-time adopters regarding IFRS 7, IAS 19, and IFRS 10 effective 1 January 2018.

•
IFRS 12,‘Disclosure of interests in other entities’ regarding clarification of the scope of the standard. These amendments should be applied retrospectively for annual periods beginning on or after 1 January 2017.

•	IAS 28,‘Investments in associates and joint ventures’ regarding measuring an associate or joint venture at fair value effective 1 January 2018.

ii)	Standards, amendments and interpretations effective after 30 September 2017

-
IFRS 9 ‘Financial instruments’, effective from annual periods beginning on or after 1 January 2018. This standard replaces the guidance in IAS 39. It includes requirements on the classification and measurement of financial assets and liabilities; it also includes an expected credit losses model that replaces the current incurred loss impairment model.

-
IFRS 15, ‘Revenue from contracts with customers’, effective from annual periods beginning on or after 1 January 2018. IFRS 15, ‘Revenue from contracts with customers’ is a converged standard from the IASB and FASB on revenue recognition. The standard will improve the financial reporting of revenue and improve comparability of the top line in financial statements globally.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

3.	Significant accounting policies (continued)

New standards and interpretations (continued)

ii)	Standards, amendments and interpretations effective after 30 September 2017 (continued)

-
Amendment to IFRS 15, ‘Revenue from contracts with customers’, effective from annual periods beginning on or after 1 January 2018. These amendments comprise clarifications of the guidance on identifying performance obligations, accounting for licences of intellectual property and the principal versus agent assessment (gross versus net revenue presentation). New and amended illustrative examples have been added for each of those areas of guidance. The IASB has also included additional practical expedients related to transition to the new revenue standard. The Company currently performs fair value allocation of the identified elements for bundled packages that combine multiple goods and services based on their respective fair values as well as capitalization and recognition of expenses for customer acquisition costs over the customer retention period; therefore no material impact is expected with respect to these areas as result of the adoption of the standard. The Company plans to adopt the modified retrospective approach so that contracts that are not completed by 1 January 2018 will be accounted for as if they have been recognized in accordance with IFRS 15 from the very beginning. The cumulative effect arising from the transaction will be recognized as an adjustment to the opening balance of Equity in the year of initial application. Prior period comparative financial statements will not be restated.

-
IFRS 16, ‘Leases’, effective from annual periods beginning on or after 1 January 2019, This standard replaces the current guidance in IAS 17 and is a far reaching change in accounting by lessees in particular. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognise a lease liability reflecting future lease payments and a ‘right-of-use asset’ for virtually all lease contracts. The IASB has included an optional exemption for certain short-term leases and leases of low-value assets.

For lessors, the accounting stays almost the same. However, as the IASB has updated the guidance on the definition of a lease (as well as the guidance on the combination and separation of contracts), lessors will also be affected by the new standard. At the very least, the new accounting model for lessees is expected to impact negotiations between lessors and lessees.

Company expects that IFRS 16 will affect the recognition of operating lease contracts. Nevertheless, the Company has not yet fully determined the effects of the lease contracts on the financial statements in the consolidated financial statements. In theory IFRS 16 implementation would be effective from annual period beginning on 1 January 2019. The standard also provides early adaptation option to the Company. The Company evaluates both options for the implementation date of the standard.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

3.	Significant accounting policies (continued)

New standards and interpretations (continued)

ii)	Standards, amendments and interpretations effective after 30 September 2017 (continued)

-
Amendment to IAS 40, ‘Investment property’ relating to transfers of investment property, effective from annual periods beginning on or after 1 January 2018. These amendments clarify that to transfer to, or from, investment properties there must be a change in use. To conclude if a property has changed use there should be an assessment of whether the property meets the definition. This change must be supported by evidence.

-
Amendments to IFRS 2, ‘Share based payments’ on clarifying how to account for certain types of share-based payment transactions, effective from annual periods beginning on or after 1 January 2018. This amendment clarifies the measurement basis for cash-settled, share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. It also introduces an exception to the principles in IFRS 2 that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment and pay that amount to the tax authority.

-
IFRIC 22, ‘Foreign currency transactions and advance consideration’, effective from annual periods beginning on or after 1 January 2018. This IFRIC addresses foreign currency transactions or parts of transactions where there is consideration that is denominated or priced in a foreign currency. The interpretation provides guidance for when a single payment/receipt is made as well as for situations where multiple payments/receipts are made. The guidance aims to reduce diversity in practice.

-
IFRIC 23, ‘Uncertainty over income tax treatments’, effective from annual periods beginning on or after 1 January 2019. This IFRIC clarifies how the recognition and measurement requirements of IAS 12 ‘Income taxes’, are applied where there is uncertainty over income tax treatments. The IFRS IC had clarified previously that IAS 12, not IAS 37 ‘Provisions, contingent liabilities and contingent assets’, applies to accounting for uncertain income tax treatments. IFRIC 23 explains how to recognise and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment. An uncertain tax treatment is any tax treatment applied by an entity where there is uncertainty over whether that treatment will be accepted by the tax authority. For example, a decision to claim a deduction for a specific expense or not to include a specific item of income in a tax return is an uncertain tax treatment if its acceptability is uncertain under tax law. IFRIC 23 applies to all aspects of income tax accounting where there is an uncertainty regarding the treatment of an item, including taxable profit or loss, the tax bases of assets and liabilities, tax losses and credits and tax rates.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

4.	Segment Information

The Group has two main reportable segments in accordance with its integrated communication and technology services strategy as Turkcell Turkey, and Turkcell International. Some of these strategic segments offer the same types of services, however they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker function is carried out by the Board of Directors, however the Board of Directors may transfer the authorities, other than recognized by the law, to the Chief Executive Officer and other directors.

Turkcell Turkey reportable segment includes the operations of Turkcell, Turkcell Superonline Iletisim Hizmetleri A.S.(“Turkcell Superonline”), Turkcell Satis ve Dagitim Hizmetleri A.S. (“Turkcell Satis”), group call center operations of Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.S. (“Turktell”), Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Rehberlik Hizmetleri Servisi A.S. (“Rehberlik”), Turkcell Odeme Hizmetleri A.S. (“Turkcell Odeme”) and Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”). Turkcell International reportable segment includes the operations of Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”), East Asian Consortium B.V. (“Eastasia”), LLC lifecell (“lifecell”), Lifecell Ventures Coöperatief U.A (“Lifecell Ventures”), Beltel Telekomunikasyon Hizmetleri A.S. (“Beltel”), CJSC Belarusian Telecommunications Network (“Belarusian Telecom”), LLC UkrTower (“UkrTower”), LLC Global Bilgi (“Global LLC”), Turkcell Europe GmbH (“Turkcell Europe”), Lifetech LLC (“Lifetech”), Beltower LLC (“Beltower”) and Fintur Holdings B.V. (“Fintur”). The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share similar economic characteristics. Other reportable segment mainly comprises the information and entertainment services in Turkey and Azerbaijan, non-group call center operations of Turkcell Global Bilgi, Turkcell Finansman AS (“TFS”),Turkcell Enerji Cozumleri ve Elektrik Satıs Ticaret A.S (“Turkcell Enerji”) and Paycell LLC (“Paycell”).

Information regarding the operations of each reportable segment is included below. Adjusted EBITDA is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Adjusted EBITDA definition includes revenue, direct cost of revenues excluding depreciation and amortization, selling and marketing expenses and administrative expenses.

Adjusted EBITDA is not a financial measure defined by International Financial Reporting Standards as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. Reconciliation of Adjusted EBITDA to consolidated profit for the period is provided in the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

4.	Segment Information (continued)

	Nine months ended 30 September
	Turkcell Turkey		Turkcell International		Other		Intersegment Eliminations		Consolidated
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016

Total segment revenue	11,409,596	9,211,399	778,781	623,103	830,529	433,189	(52,859)	(25,728)	12,966,047	10,241,963
Inter-segment revenue	(24,657)	(12,570)	(28,193)	(12,610)	(9)	(548)	52,859	25,728	-	-
Revenues from external customers	11,384,939	9,198,829	750,588	610,493	830,520	432,641	-	-	12,966,047	10,241,963
Adjusted EBITDA	4,027,736	2,934,276	199,867	166,981	264,969	145,626	(3,270)	1,553	4,489,302	3,248,436

	Three months ended 30 September
	Turkcell Turkey		Turkcell International		Other		Intersegment Eliminations		Consolidated
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016

Total segment revenue	4,044,010	3,275,679	272,929	222,445	300,977	170,293	(20,489)	(9,926)	4,597,427	3,658,491
Inter-segment revenue	(8,818)	(4,757)	(11,666)	(4,727)	(5)	(442)	20,489	9,926	-	-
Revenues from external customers	4,035,192	3,270,922	261,263	217,718	300,972	169,851	-	-	4,597,427	3,658,491
Adjusted EBITDA	1,460,642	1,095,043	73,529	60,401	99,824	61,177	(1,600)	992	1,632,395	1,217,613

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

4.	Segment Information (continued)

	Nine months ended		Three months ended
	30 September 2017	30 September 2016	30 September 2017	30 September 2016

Profit for the period	1,801,428	1,175,417	614,991	174,157

Add (Less):

Profit/(loss) from discontinued operations	-	(2,209)	-	5,092

Profit from continuing operations	1,801,428	1,173,208	614,991	179,249
Income tax expense	502,244	311,880	161,087	106,195
Finance income	(619,117)	(570,941)	(175,698)	(187,235)
Finance costs	835,307	545,427	341,103	349,756
Other income	(51,054)	(52,404)	(18,963)	(7,052)
Other expenses	124,062	242,356	58,836	199,688
Depreciation and amortization	1,896,432	1,598,910	651,039	577,012
Consolidated adjusted EBITDA	4,489,302	3,248,436	1,632,395	1,217,613

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

5.	Seasonality of operations

The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage had positively influenced the Company’s results in the second and third quarters of the fiscal year and negatively influenced the results in the first and fourth quarters of the fiscal year. Recently, however, due to changing market dynamics, such as the Information Technologies and Communications Authority (“ICTA”)’s intervention in tariffs and increasing competition in the Turkish telecommunications market, the effects of seasonality on the Company’s subscribers’ mobile communications usage has decreased. National and religious holidays in Turkey also affect the Company’s operational results.

6.	Finance income and costs

Net finance income/ (costs) amounts to TL (216,190), TL 25,514, TL (165,405) and TL (162,521) for the nine and three months ended 30 September 2017 and 2016, respectively.

Finance income for the nine months ended 30 September 2017 is mainly attributable to interest income from contracted handset sales, changes in fair value of derivative financial instruments, interest income on bank deposits and discount interest income on dividends payable.

Finance costs for the nine months ended 30 September 2017 is mainly attributable to financing costs of borrowings and derivative financial instruments.

Net foreign exchange losses mainly include foreign exchange losses on borrowings amounting to TL 488,784 and foreign exchange loss on bonds issued amounting to TL (16,685), respectively whereas the Company recognized foreign exchange gains amounting to TL 205,129 from its operations.

7.	Income tax expense

Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the nine months ended 30 September 2017 is 22%, compared to 21% for the nine months ended 30 September 2016. The increase in effective tax rate is resulted from the differences between estimations in previous year’s and current period’s tax deductions and exemptions.

Effective tax rates for the three months ended 30 September 2017 and 2016 are 21% and 38% respectively.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

8.	Property, plant and equipment

Cost	Balance as at 1 January 2017	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Effects of movements in exchange rates	Transfer from Investment Property	Balance as at 30 September 2017
Network infrastructure (All operational)	13,897,308	294,735	(286,231)	1,010,631	-	54,989	-	14,971,432
Land and buildings	519,702	145,306	(1,340)	7,077	-	535	64,594	735,874
Equipment, fixtures and fittings	617,732	66,071	(7,496)	2,043	-	690	-	679,040
Motor vehicles	34,136	2,546	(1,548)	-	-	87	-	35,221
Leasehold improvements	311,761	2,129	(4,693)	478	-	181	-	309,856
Construction in progress	566,523	1,133,603	-	(1,020,229)	-	2,412	-	682,309
Total	15,947,162	1,644,390	(301,308)	-	-	58,894	64.594	17,413,732

Accumulated depreciation
Network infrastructure (All operational)	6,843,580	981,253	(270,542)	-	15,718	29,561	-	7,599,570
Land and buildings	159,351	16,461	(221)	-	366	225	22,366	198,548
Equipment, fixtures and fittings	497,606	37,908	(5,245)	-	33	571	-	530,873
Motor vehicles	30,252	1,587	(1,500)	-	-	61	-	30,400
Leasehold improvements	220,668	20,857	(4,069)	-	-	168	-	237,624
Total	7,751,457	1,058,066	(281,577)	-	16,117	30,586	22,366	8,597,015

Total property, plant and equipment	8,195,705	586,324	(19,731)	-	(16,117)	28,308	42,228	8,816,717

Depreciation expenses for the nine and three months ended 30 September 2017 were TL 1,074,183 and TL 360,528 respectively including impairment losses and recognized in direct cost of revenues.

The impaired network infrastructure mainly consists of damaged or technologically inadequate mobile and fixed line infrastructure investments.

Impairment losses on property, plant and equipment for the nine and three months ended 30 September 2017 amounted to TL 16,117 and TL 6,115 respectively and are included in depreciation expense.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

9.	Intangible assets

Cost	Balance at 1 January 2017	Additions	Disposals	Transfers	Impairment	Effects of movements in exchange rates	Balance at 30 September 2017
GSM and other telecommunication operating licenses	8,039,431	1,841	-	69,697	-	17,712	8,128,681
Computer software	6,076,405	281,873	(6,842)	315,842	-	5,400	6,672,678
Transmission lines	71,602	218	-	-	-	-	71,820
Central betting system operating right	11,981	-	-	-	-	-	11,981
Indefeasible right of usage	46,017	-	-	-	-	-	46,017
Brand name	7,040	-	-	-	-	-	7,040
Customer base	15,512	-	-	-	-	-	15,512
Goodwill	32,834	-	-	-	-	-	32,834
Other	38,321	4,282	-	(597)	-	-	42,006
Construction in progress	142,875	353,706	-	(384,942)	-	1,498	113,137
Total	14,482,018	641,920	(6,842)	-	-	24,610	15,141,706

Accumulated amortization
GSM and other telecommunication operating licenses	1,878,895	408,395	-	-	-	3,329	2,290,619
Computer software	4,237,996	397,723	(5,942)	-	702	2,509	4,632,988
Transmission lines	58,203	2,641	-	-	767	-	61,611
Central betting system operating right	10,588	684	-	-	-	-	11,272
Indefeasible right of usage	18,785	2,535	-	-	-	-	21,320
Brand name	5,808	528	-	-	-	-	6,336
Customer base	11,286	378	-	-	-	-	11,664
Other	24,468	5,916	-	-	-	-	30,384
Total	6,246,029	818,800	(5,942)	-	1,469	5,838	7,066,194

Total intangible assets	8,235,989	(176,880)	(900)	-	(1,469)	18,772	8,075,512

Amortization expense on intangible assets other than goodwill for the nine and three months ended 30 September 2017 amounted to TL 820,269  and TL 289,852, respectively including impairment losses and are recognized in cost of revenues.

Impairment losses on intangible assets for the nine and three months ended 30 September 2017 amounted to TL 1,469 and TL 702 respectively and recognized in depreciation expense.

Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset. The amount of internally generated computer software is TL 102,904 and TL 36,598 respectively, for the nine months and three months ended 30 September 2017.

Research expenditure related to internally generated software capitalized for the nine and three months ended 30 September 2017 amounting to TL 26,134 and TL 9,804, respectively and are recognized in cost of revenue.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

10.	Asset held for sale and discontinued operations

In 2016, the Group has committed to plan to exit from Fintur operations in relevant jurisdictions and initiated an active program to locate a buyer for its associate. In this regard, Fintur has been classified as held for sale and reported as discontinued operation starting from 1 October 2016.

Equity accounting for Fintur ceased starting from 1 October 2016, and in accordance with IFRS 5, Fintur has been measured at the lower of carrying amount and fair value less costs to sell. Comparative period in the condensed consolidated interim statement of profit or loss and other comprehensive income and the condensed consolidated interim statement of cash flows are restated to reflect the classification of Fintur as discontinued operation.

The Company is still committed to the plan to exit from Fintur operations in relevant jurisdictions and the delay during 2017 in the sales process was caused by events and circumstances beyond the Company’s control. Turkcell has taken necessary actions to respond the change in circumstances and Fintur is being actively marketed at reasonable prices given the change in circumstances.

11.	Equity

Dividends

Turkcell:

On 25 May 2017, the Company’s General Assembly has approved a dividend distribution for the years ended from 2010 to 2016 amounting to TL 3,000,000 (equivalent to $841,633 as at 25 May 2017, date of Ordinary General Assembly Meeting), This represents a gross cash dividend of full TL 1.3636364 (equivalent to full $0.3825604 as at 25 May 2017, date of Ordinary General Assembly Meeting) per share. The dividend will be paid in three instalments on 15 June, 15 September and 15 December 2017 to the shareholders. First installment was paid during the six month period ended 30 June 2017 amounting to TL 933,997. The Company paid TL 1,000,000 in total including withholding tax in July 2017. Second instalment was paid during the nine months ended 30 September 2017 amounting to TL 933,413. The Company will pay TL 1,000,000 in total including withholding tax in October 2017.

Azerinteltek:

According to resolution of the General Assembly Meeting of Azerinteltek held in 13 February 2017, Board of Directors decided to pay dividend amounting to AZN 3,778 (equivalent to TL 7,915 as at 30 September 2017) from the profit realized for the fourth quarter of 2016. Dividend payments were completed in 2017.

According to resolution of the General Assembly Meeting of Azerinteltek held in 27 April 2017, Board of Directors decided to pay advance dividend amounting to AZN 3,098 (equivalent to TL 6,490 as at 30 September 2017) from the profit realized for the first quarter of 2017. Dividend payments were completed in 2017.

According to resolution of the General Assembly Meeting of Azerinteltek held in 11 July 2017, Board of Directors decided to pay advance dividend amounting to AZN 2,391 (equivalent to TL 5,009 as at 30 September 2017) from the profit realized for the first quarter of 2017. Dividend payments were completed in 2017.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

11.	Equity

Inteltek:

According to the resolution of the General Assembly Meeting of Inteltek held on 31 March 2017, General Assembly resolved to pay dividend amounting to TL 63,528 from the profit realized in 2016 (remaining amount after deducting advance dividends for the period of January-June 2016 amounting to TL 20,455) and dividend from legal reserves which exceeds legal limit mentioned under the Law amounting to TL 11,585 until 31 December 2017. Dividend payments were completed in 2017.

12.	Borrowings

	30 September 2017	31 December 2016
Non-current liabilities
Unsecured bank loans	6,042,349	5,300,756
Secured bank loans	2,560	3,580
Finance lease liabilities	44,569	41,539
Debt securities issued	1,690,521	1,589,227
	7,779,999	6,935,102
Current liabilities
Unsecured bank loans	2,832,264	1,581,135
Current portion of long-term unsecured bank loans	1,143,220	922,867
Current portion of long-term secured bank loans	1,958	2,054
Current portion of long-term finance lease liabilities	9,155	6,575
Current portion of long-term debt securities issued	100,387	94,473
Debt securities issued	-	238,956
	4,086,984	2,846,060

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

12.	Borrowings (continued)

Terms and conditions of outstanding loans are as follows:

			30 September 2017			31 December 2016
	Currency	Interest rate type	Nominal interest rate	Payment Period	Carrying amount	Nominal interest rate	Payment Period	Carrying amount

Unsecured bank loans (*)	USD	Floating	Libor+2.0%-Libor+3.1%	2017-2020	2,613,632	Libor+2.0%-Libor+2.6%	2017-2020	1,984,533
Unsecured bank loans (*)	EUR	Floating	Euribor+1.2%-Euribor+2.2%	2018-2026	4,646,221	Euribor+1.2%-Euribor+2.2%	2017-2025	3,593,110
Unsecured bank loans	TL	Fixed	10.4%-14.9%	2017-2019	2,229,982	10.4%-12.6%	2017-2018	1,819,944
Unsecured bank loans	UAH	Fixed	11.0%-13.5%	2017-2018	527,998	13.5%-18.6%	2017	407,171
Secured bank loans (**)	BYN	Fixed	12%-16%	2017-2020	4,518	12%-16%	2017-2020	5,634
Debt securities issued	USD	Fixed	5.8%	2017-2025	1,790,908	5.8%	2017-2025	1,683,700
Debt securities issued	TL	Fixed	-	-	-	10.7%	2017	238,956
Finance lease liabilities	EUR	Fixed	3.4%	2018-2024	47,801	3.4%	2017-2024	48,034
Finance lease liabilities	USD	Fixed	18%-28%	2017-2018	41	18%-28%	2017-2018	80
Finance lease liabilities	TL	Fixed	27.7%	2017-2020	5,882	-	-	-
					11,866,983			9,781,162

(*)	Secured by the blocked deposit amounting to EUR 24,670 and USD 12,600 (equivalent to TL 148,183 as at 30 September 2017), in connection with the foreign currency loans utilized by TFS.
(**)	Secured by the Government of the Republic of Belarus.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

13.	Financial instruments

Impairment losses

Movement in the provision for impairment of trade receivables and due from related parties that are assessed for impairment collectively for the nine months ended 30 September 2017 is as follows:

30 September 2017
Opening balance	964,311
Impairment loss recognized	277,654
Collections	(169,151)
Effect of exchange differences	243
Amounts written-off	(21,622)
Provision no longer required (*)	(47,500)
Closing balance	1,003,935

The provision for impairment with respect to due from related parties is TL 187 as at 30 September 2017.

(*)With the transfer of claim agreement, the Company has transferred its doubtful receivables, which have been commenced execution proceedings and which have not yet been commenced execution proceedings but have been in the legal follow-up within the period between 2011 and 2013, to the debt collection company.

Movement in the provision for impairment of receivables from financial services that are assessed for impairment collectively for the nine months ended 30 September 2017 is as follows:

30 September 2017
Opening balance	10,170
Impairment loss recognized	50,331
Collections	(18,152)
Closing balance	42,349

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

13.	Financial instruments (continued)

Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts is as follows:

	31 December 2016
	USD	EUR
Foreign currency denominated assets
Other non-current assets	244	2,131
Due from related parties-current	1,210	388
Trade receivables and accrued income	14,178	61,841
Other current assets	19,929	7,144
Cash and cash equivalents	807,372	378,057
	842,933	449,561
Foreign currency denominated liabilities
Loans and borrowings-non current	(483,910)	(959,482)
Debt securities issued-non- current	(451,588)	-
Other non-current liabilities	(99,273)	-
Loans and borrowings-current	(80,029)	(21,985)
Debt securities issued-current	(26,845)	-
Trade and other payables-current	(175,083)	(425,992)
Due to related parties	(398)	(334)
	(1,317,126)	(1,407,793)
Exposure related to derivative instruments
Participating cross currency swap contracts	250,000	500,000
Currency swap contracts	7,960	25,000
Currency forward contracts	(30,071)	-
Net exposure	(246,304)	(433,232)

	30 September 2017
	USD	EUR
Foreign currency denominated assets
Other non-current assets	72	2,131
Due from related parties-current	631	422
Trade receivables and accrued income	24,081	57,243
Other current assets	73,148	32,270
Held to maturity investments	1,006	-
Cash and cash equivalents	780,552	233,530
	879,490	325,596
Foreign currency denominated liabilities
Loans and borrowings-non current	(563,866)	(1,022,605)
Debt securities issued-non- current	(475,921)	-
Other non-current liabilities	(89,968)	-
Loans and borrowings-current	(171,945)	(97,045)
Debt securities issued-current	(28,261)	-
Trade and other payables-current	(170,742)	(31,526)
Due to related parties	(827)	(701)
	(1,501,530)	(1,151,877)
Exposure related to derivative instruments
Participating cross currency swap contracts	417,900	595,000
Currency swap contracts	146,881	(19,670)
Net exposure	(57,259)	(250,951)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

13.	Financial instruments (continued)

Exposure to currency risk (continued)

The following significant exchange rates are applied during the period:

	Average Rate		Closing Rate
	30 September	30 September	30 September	31 December
	2017	2016	2017	2016

USD/TL	3.5763	2.9215	3.5521	3.5192
EUR/TL	3.9867	3.2523	4.1924	3.7099
USD/BYN	1.9100	1.9994	1.9623	1.9585
USD/UAH	26.5003	25.4487	26.5211	27.1909

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies. The analysis excludes net foreign currency investments.

10% strengthening of the TL, UAH, BYN against the following currencies as at 30 September 2017 and 31 December 2016 would have increased / (decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	30 September 2017	31 December 2016

USD	20,339	86,679
EUR	105,209	160,725

10% weakening of the TL, UAH, BYN against the following currencies as at 30 September 2017 and 31 December 2016 would have increased / (decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	30 September 2017	31 December 2016

USD	(20,339)	(86,679)
EUR	(105,209)	(160,725)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

13.	Financial instruments (continued)

Fair values

To provide an indication about the reliability of the inputs used in determining fair value, the Group classifies its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level is as follows:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

• Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

• Level 3 inputs are unobservable inputs for the asset or liability.

The following table presents the Group’s financial assets and financial liabilities measured and recognised at fair value at 30 September 2017 and 31 December 2016 on a recurring basis:

	Fair values
	30 September 2017	31 December 2016	Fair Value hierarchy	Valuation Techniques

Currency swap contracts	3,069	611	Level 2	Pricing models based on discounted cash flow analysis using the observable yield curve
Participating cross currency swap contracts (*)	598,702	382,054	Level 3	Pricing models based on discounted cash flow analysis using the unobservable yield curve
Currency forward contracts	-	(1,286)	Level 2	Pricing models based on period end foreign currency rates.
Consideration payable in relation to acquisition of Belarusian Telecom (**)	(319,575)	(295,062)	Level 3	Net present value

There were no transfers between levels during the period.
The Group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as at 30 September 2017.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

13.	Financial instruments (continued)

Fair values (continued)

 (*) Participating cross currency swap contracts include EUR-TL interest and currency swap contracts, EUR put and call options, amounting to nominal value of EUR 500,000 and also USD-TL interest and currency swap contracts and put and call options amounting to nominal value of USD 250,000 in total. The EUR-TL participating cross currency swap contracts, which are EUR 100,000, EUR 150,000 and EUR 250,000,  was combined into one contract as of  26 May 2017 and the maturity of the contracts was extended to 23 October 2025. Additionally, cross currency swap contracts include EUR-TL interest and participating cross currency swap contracts nominal value of EUR 115,170 and USD-TL interest and currency swap contracts amounting to nominal value of USD 222,184 in total. Regarding these contracts, TL 102,767 accrual of interest expense and TL 22,581 accrual of interest income has been reflected to condensed consolidated interim financial statements as at 30 September 2017 (31 December 2016: TL 40,367 and TL 8,220 respectively). Since bid-ask spread is unobservable input; in valuation of participating cross currency swap contracts, prices in bid- ask price range which were considered the  most appropriate were used instead of mid prices. If mid prices were used in the valuation the fair value of participating cross currency swap contracts would have been TL 78,837 lower as at 30 September 2017 (31 December 2016: TL 23,291).

 (**) Discount rate of 4.3% was used for the present value calculation of the consideration payable in relation to acquisition of Belarusian Telecom as at 30 September 2017 (31 December 2016: 5.6%). Company management expects consideration to be paid with an amount of USD 100,000 during the first quarter of 2020 (31 December 2016: the first quarter of 2020).

The following table presents the changes in level 3 instruments for the nine months ended 30 September 2017:

Participating cross currency swap contracts:

30 September 2017
Opening balance	382,054
Total gains or losses:
in profit or loss	216,648
Closing balance	598,702

Consideration payable in relation to acquisition of Belarusian Telecom:

30 September 2017
Opening balance	(295,062)
Total gains or losses:
in profit or loss	(24,513)
Closing balance	(319,575)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

13.	Financial instruments (continued)

Fair values (continued)

Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurement of contingent consideration.

	Fair value at			Inputs
	30 September 2017	31 December 2016	Unobservable Inputs	30 September 2017	31 December 2016	Relationship of unobservable inputs to fair value

Contingent consideration	319,575	295,062	Risk-adjusted discount rate	4.3%	5.6%	A change in the discount rate by 100 bps would increase / decrease FV by TL (7,536) and TL 7,793 respectively.
			Expected settlement date	first quarter of 2020	first quarter of 2020	If expected settlement date changes by 1 year FV would increase / decrease by TL (13,225) and TL 13,835 respectively.

Carrying amounts of financial assets and financial liabilities measured at amortized cost are a reasonable approximation of their fair values.

14.	Guarantees and purchase obligations

As at 30 September 2017, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship, rent and advertisement services amounted to TL 520,356 (31 December 2016: TL 915,868). Realizations for these commitments are going to be made within 5 year period.

As at 30 September 2017, the Group is contingently liable in respect of bank letters of guarantee obtained from banks given to customs authorities, private companies and other public organizations, provided guarantees to private companies and financial guarantees to subsidiaries totaling to TL 3,787,126 (31 December 2016: TL 2,370,723).

As at 30 September 2017, the Company’s commitments regarding lifecell’s 3G license purchases amounted to UAH 207,039 (equivalent to TL 27,730 as at 30 September 2017).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

15.	Commitments and Contingencies

15.1	Dispute on Treasury Share Amounts

According to the 2G and 3G Concession Agreements, The Company is obliged to pay each month 15% of its monthly gross sales; with the exception of the interest for late payment of the amounts charged to its subscribers and of the indirect taxes, fiscal obligations such as fees and duties and the invoiced amounts recorded in the accounts to the Treasury as treasury share. The Company is obliged to pay 90% of this share to Treasury and 10% of the remaining as the universal services share to the Ministry of Transport, Maritime Affairs and Communications. The Company is also obliged to pay once a year 0,35% of its gross sale as the Authority contribution share.

The Undersecretariat of Treasury alleged that Company made deficient treasury payments in the past and sent requests for payment and BTK requested penalty fee over the alleged underpaid treasury share amounts. The Company objected to these claims and initiated legal processes which are still pending.

The Company filed a claim for the request of the preliminary injunction in order to prevent the payment regarding the 2010-2011 Treasury Report under 2G Concession Agreement. The Court of First Instance accepted the request. Defendants objected to the injunction. The Court rejected the objection and ruled that The Company shall submit a security in the amount of 7.000 TL

The maximum loss of the Company, excluding the interest for late payment arising from these disputes, for 2G Concession Agreement and 3G Concession Agreement could be TL 425,893and TL 49,634, respectively.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed consolidated interim financial statements as at and for the period ended 30 September 2017 (31 December 2016: None).

15.2	Dispute on Special Communication Tax

Large Tax Payers Office levied Special Communication Tax (SCT) and tax penalty on the Company amounting to TL 527,639 in total, of which SCT amounting 211,056 and penalty amounting to TL 316,583 based on the claim stated on Tax Investigation Reports prepared for the years 2008-2012, that the Company should pay Special Communication Tax over the prepaid card sales made by the distributors. The Company filed 60 lawsuits in the Tax Courts for the cancellation of each tax and tax penalty claim. In some of the cases, The Court decided in favour of The Company, in some of the cases, The Court decided partially in favour of the Company, in some of the cases, The Court decided in favour of the Tax Office. The parties appealed the decisions regarding the parts against them.

The Large Tax Payers Office has collected TL 80,355 (TL 77,480 and TL 2,875 overdue interest) calculated for the parts against the Company for the assessment of the SCT for the year 2011 by offsetting the receivables of the Company from Public Administrations. No provision for the aforementioned amount is recognized in the consolidated financial statements so that it was shown in other receivables.

As per the Law no. 6736, the Company filed applications for the restructuring of penalties and interest on the SCT regarding the dispute on the tax amount for the years 2008, 2009, 2010, 2011 and 2012. Tax Office rejected the application for the year 2011; accepted the other restructuring applications for the years 2008, 2009, 2010, 2012 and the Company paid the restructuring amount of TL 117,058. Within this scope the Company submitted the waiver petition to the Tax Office for the cases related with the restructuring SCT amount. The Council of State decided that there is no need to grant a decision regarding the appeal process by the reason of waiver. On the other hand, Tax Office rejected the application for the restructuring of the SCT regarding the dispute on the tax amount for the year 2011.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

15.	Commitments and Contingencies (continued)

15.2	Dispute on Special Communication Tax (continued)

The Company filed a case for the stay of execution and cancellation of aforementioned rejection act of Tax Office for the year 2011. The Court rejected the Company’s stay of execution request. The Company objected to the decision. The case is pending.

On the other hand, the appeal process is pending in the 12 cases filed for the cancellation of the fined tax assessment prepared for the year 2011.

Limited tax investigation for the period of 2013 has been started in 2014 and the result of investigation has not yet been notified to Turkcell. Large Tax Payers Office has begun the limited tax investigation for the period of 2013. For the year of 2014 ,2015 and 2016 a new investigation has been initiated.

Based on the probable payment including interest in case of restructuring the SCT for the year 2013 as per the Law no. 6736, the Company accrued provisions in the condensed consolidated interim financial statements as at and for the period ended 30 September 2017 amounting to 14,866 TL (31 December 2016: 14,866).

15.3	Investigation initiated by ICTA on subscription numbers and radio utilization and usage fees

ICTA commenced in-depth investigations, against the GSM operators, on the accuracy of the subscriber numbers report for the terms, 2004-2009, 2010-2011, 2012, 2013 and 2014 which are the key input for the calculation and payment of radio utilization and usage fees. As a result of the investigations, ICTA imposed 4 separate administrative fines to the Company amounting TL 11.240 in total and decided to warn the Company. The administrative fines were paid within 1 month following the notification of the decision of ICTA, with 25% discount. The Company filed lawsuits for the cancellation of aforementioned administrative fines and ICTA’s administrative acts implied on the Company for the collection of the radio utilization and a usage fee which was claimed to have been paid deficiently. The cases are pending.

ICTA filed 4 lawsuits on 13 October 2014, 23 December 2014, 3 March 2015 and 11 April 2016 for the collection of the total amount of TL 196,383. The amount which was alleged that the Company paid deficiently by the ICTA decision took upon the investigation for the periods 2004 – 2009, 2010 – 2011, and 2012 on the radio utilization and usage fees, with its accrued interest, which will be calculated. The Courts decided to take expert report for the cases dated 13 October 2014, 23 December 2014 and 3 March 2015. The Courts decided to consolidate the lawsuits filed by ICTA on 13 October 2014 and 23 December 2014. The expert report has been notified to the Company, for the case dated 13 October 2014 and the consolidated case dated 23 December 2014. The expert committee has requested additional information and documents from the parties with this report. The Company submitted its objections and declarations against the expert report and the Court decided to take an additional expert report. The expert committee submitted their additional report to the Court. The additional expert report is in favor of the Company. For the case dated 3 March 2015, the expert report has been notified to the Company. The expert committee has requested additional information and documents from the parties with this report. The Parties submitted their objections and declarations against the expert report and the Court decided to take an additional expert report. Then, the Court decided to consolidate the lawsuit dated 11 April 2016 with the lawsuits dated 13 October 2014 and 23 December 2014. The cases are pending.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

15.	Commitments and Contingencies (continued)

15.3	Investigation initiated by ICTA on subscription numbers and radio utilization and usage fees (continued)

ICTA initiated an execution proceeding against Turkcell for allegedly deficiently paid radio license and utilization fees and relating to this, order of payment has been notified to the Company on 17 October 2017. With the payment order, ICTA demands the deficiently paid radio utilization and usage fees in the amount of 21.191TL with its interest as a result of the investigation regarding the radio license and utilization fees for the year 2013 and also the deficiently paid radio utilization fees in the amount of 8.782 TL with its interest, as a result of the investigation about the correctness of notifications about TRx channels that have not been notified to ICTA on the ground that they are not actually used even though they built, for the year 2011 and before.

Total amount of the execution proceeding which contains interest and expenses, is 60.257 TL. The Company shall object to the payment order in due time. Additionally the Company shall file an application for complaint.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits is uncertain, thus, no provision is recognized in the condensed consolidated interim financial statements as at and for the period ended 30 September 2017 (31 December 2016: None).

15.4	Disputes regarding the Law on the Protection of Competition

With the decision dated 6 June 2011 and numbered 230 established on the grounds of the investigation initiated by the Competition Board on the grounds that the Company violated the competitive environment through abusing its dominant position in the Turkish mobile market and infringements of Article 4 and 6 of the Law No. 4054, it was decided to apply administrative fine amounting to TL 91,942 on the Company. A lawsuit was filed in the Council of State for the stay of execution and the cancellation of the execution of Article 4 and 6 by the Company. The case is still pending.

On 8 March 2012, payment order has been sent to the Company by the Tax Office. The Company filed a lawsuit for the stay of execution and cancellation of the payment order on 13 March 2012. The Court accepted the lawsuit and cancelled the payment order. Tax Office appealed the decision. The Company replied the appeal request. Appeal process is still pending.

Dogan Dagitim Satis Pazarlama Odeme Aracilik ve Tahsilat Sistemleri A.S. filed a lawsuit against the Company on 5 June 2012 claiming TL 110,484 together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company caused that damage by its applications to its sub-distributors which constituted a violation of the law no. 4054 and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 administrative fine to the Company. The case is still pending.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

15.	Commitments and Contingencies (continued)

15.4	Disputes regarding the Law on the Protection of Competition (continued)

Mobiltel İletisim Hizmetleri Sanayi ve Ticaret A.S. filed a lawsuit against the Company on 17 August 2012 claiming TL 500 together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company gives exclusive competence to its sub-dealers and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 administrative fine to the Company and that Mobiltel was not able to sale any product to the sub-dealers which were given exclusive competence by the Company. The Court decided to take expert report in the case. The lawsuit is pending.

Pamuk Elektronik whose dealership agreement was terminated initiated a lawsuit with a claim of a compensation three times of its alleged damages due to the Company’s actions falling within the scope of the Competition Board’s administrative monetary fine in the amount of TL 91,942 and also with a compensation claim in the amount of TL 2,100 due to the alleged unjust termination of the agreement. The Court decided to reject the lawsuit with the reason that the dispute must be solved with arbitration procedure because of the term in the agreement. The decision was finalized by satisfying the appeal process and correction of the decision process. Subsequently, Pamuk Elektronik initiated an arbitration case against the Company with a compensation claim in the amount of TL 1.100. The Arbitral Tribunal partially accepted the claim and awarded that The Company to compensate 110 TL. The Company filed a lawsuit for the cancellation of the arbitral award. The case is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits is uncertain, thus, no provision is recognized in the condensed consolidated interim financial statements as at and for the period ended 30 September 2017 (31 December 2016: None).

15.5	Other ongoing lawsuits and investigations

Within condensed consolidated interim financial statements prepared as of 30 September 2017, obligations which are related to following ongoing disputes have been evaluated.

Based on the management opinion, an outflow of resources embodying economic benefits is deemed to be less than probable, thus, no provision is recognized in the condensed consolidated interim financial statements as at and for the period ended 30 September 2017 (31 December 2016: None).

Subject	Anticipated maximum risk (excluding accrued interest)	Provision
Disputes related with ICTA	22,746	-

In addition, Large Tax Payers Office carries out limited tax investigations regarding the Company’s VAT and corporate tax practices for the years 2012, 2013 and 2014 and VAT practices for the years 2015 and 2016. Based on the management opinion, the probability of an outflow of resources embodying economic benefits is uncertain, thus, no provision is recognized in the condensed consolidated interim financial statements as at and for the period ended 30 September 2017.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

16.	Related parties

Transactions with key management personnel:

Key management personnel comprise the Group’s key management executive officers and members of board of directors.

As at 30 September 2017 and 2016, none of the Group’s executive officers has outstanding loans due to the Group.

In addition to their salaries, the Group also provides non-cash benefits to executive officers and contributes to a post-employment defined plan on their behalf. The Group is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits.

Total compensation provided to key management personnel for the nine and three months ended 30 September 2017 and 2016 are TL 47,394, TL 36,212, TL 20,913 and TL 8,213 respectively as listed below;

	Nine months ended		Three months ended
	30 September 2017	30 September 2016	30 September 2017	30 September 2016

Short-term benefits	45,791	30,677	20,671	6,864
Termination benefits	1,201	5,259	72	1,239
Long-term benefits	402	276	170	110
	47,394	36,212	20,913	8,213

Transactions with related parties

	Nine months ended		Three months ended
Revenues from related parties	30 September 2017	30 September 2016	30 September 2017	30 September 2016
Sales to Kyivstar GSM JSC (“Kyivstar”)
Telecommunications services	18,701	21,647	7,160	8,403
Sales to Teliasonera International Carrier AB (“Telia”)
Telecommunications services	7,427	8,501	3,098	3,313
Sales to VimpelCom (BVI) Ltd. (“Vimpelcom”)
Telecommunications services	5,673	17,067	2,023	3,376
Sales to PJSC MegaFon (“Megafon”)
Telecommunications services	3,821	8,874	1,622	2,601
Sales to Azercell Telekom MMC (“Azercell”)
Telecommunications services	1,223	2,038	661	845
Sales to Krea Icerik Hizmetleri ve Produksiyon AS (“Krea”) (*)
Call center, fixed line services, rent and interest charges	-	3,422	-	1,205
Sales to Millenicom Telekomunikasyon AS (“Millenicom”) (**)
Telecommunications services	-	997	-	-
Sales to other related parties	4,160	6,706	1,770	1,573
	41,005	69,252	16,334	21,316

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

16.	Related parties (continued)

Transactions with related parties (continued)

	Nine months ended		Three months ended
Related party expenses	30 September 2017	30 September 2016	30 September 2017	30 September 2016
Charges from Kyivstar
Telecommunications services	28,943	32,936	10,926	12,658
Charges from Hobim Bilgi Islem Hizmetleri AS (“Hobim”) (***)
Invoicing and archiving services	16,993	21,975	-	6,842
Charges from Vimpelcom
Telecommunications services	5,620	1,711	2,398	609
Charges from Megafon
Telecommunications services	3,440	1,909	1,396	778
Charges from Telia
Telecommunications services	2,872	686	218	(56)
Charges from Azercell
Telecommunications services	503	781	162	523
Charges from Krea (*)
Digital television broadcasting services	-	5,975	-	-
Charges from Millenicom (**)
Telecommunications services	-	180	-	-
Charges from other related parties	7,710	6,461	3,206	1,816
	66,081	72,614	18,306	23,170

(*)	Revenues and expenses from Krea include transactions until 26 August 2016.
(**)	Revenues and expenses from Millenicom include transactions until 21 January 2016.
(***)	Revenues and expenses from Hobim include transactions until 20 June 2017.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

17.	Subsidiaries

Subsidiaries of the Company as at 30 September 2017 and 31 December 2016 are as follows:

			Effective Ownership Interest

Subsidiaries	Country of		30 September	31 December
Name	Incorporation	Business	2017 (%)	2016 (%)
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Global Bilgi	Turkey	Customer relations management	100	100
Turktell	Turkey	Information technology, value added GSM services investments	100	100
Turkcell Superonline	Turkey	Telecommunications and content services	100	100
Turkcell Satis	Turkey	Sales and delivery	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji	Turkey	Research and development	100	100
Global Tower	Turkey	Telecommunications infrastructure business	100	100
Financell	Netherlands	Financing business	100	100
Rehberlik	Turkey	Directory Assistance	100	100
Lifecell Ventures	Netherlands	Telecommunications investments	100	100
Beltel	Turkey	Telecommunications investments	100	100
Turkcell Gayrimenkul	Turkey	Property investments	100	100
Global LLC	Ukraine	Customer relations management	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Turkcell Europe	Germany	Telecommunications	100	100
Turkcell Odeme (1)	Turkey	Payment services and e-money license	100	100
lifecell	Ukraine	Telecommunications	100	100
TFS	Turkey	Consumer financing services	100	100
Beltower	Republic of Belarus	Telecommunications Infrastructure business	100	100
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Lifetech	Republic of Belarus	Research and development	78	78
Inteltek	Turkey	Information and Entertainment Services	55	55
Azerinteltek	Azerbaijan	Information and Entertainment Services	28	28
Turkcell Enerji (2)	Turkey	Electricity energy trade and wholesale and retail electricity sales	100	-
Paycell (3)	Ukraine	Consumer financing services	100	-

(1)
Turkcell Odeme operating under “Paycell” brand has been authorized by the Banking Regulation and Supervision Agency (“BRSA”) to operate as an “electronic money institution” and to provide intermediation service for invoice payments. The decision was published in the Official Gazette on 22 July 2017.

(2)
Turkcell Enerji, that will be engaged in electricity energy trade, wholesale sales and retail sales was incorporated on 20 February 2017. The Company is a wholly owned subsidiary of Turktell and  has obtained its electricity supply license upon approval from Energy Market Regulatory Authority (“EMRA”) as at 11 May 2017.

(3)
The company “Paycell LLC” which is established in Ukraine by lifecell and wholly owned by the company granted the “financial company” status on September 21, 2017. Paycell LLC will apply for financial services and local money transfer licenses to provide digital payment services to customers via credit device sales and e-money.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2017
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

18.	Subsequent events

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: October 25, 2017	By:	/s/Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Investor Relations & Mergers & Acquisitions Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: October 25, 2017	By:	/s/Bulent Aksu
	Name:	Bulent Aksu
	Title:	Finance – Executive Vice President

TURKCELL ILETISIM HIZMETLERI A.S.

Date: October 25, 2017	By	/s/Hande Sindel Erel
	Name:	Hande Sindel Erel
	Title:	Finance Director